Consolidated Financial Highlights

Burlington Northern Santa Fe Corporation and Subsidiaries
(Dollars in millions, except per share data)

-------------------------------------------------------------------------------
December 31,                      1999     1998     1997     1996     1995(/3/)
------------------------------ -------  -------  -------  -------  -------
For The Year Ended:
 Revenues                      $ 9,100  $ 8,941  $ 8,370  $ 8,109  $ 6,099
 Operating income(/1/)           2,205    2,158    1,767    1,748      526
 Income before extraordinary
  item and cumulative effect
  of change in accounting
  method                         1,137    1,155      885      889      198
 Accounting
  change/Extraordinary
  item(/2/)                          -        -        -        -     (106)
 Net income                    $ 1,137  $ 1,155  $   885  $   889  $    92
 Earnings available for common
  stockholders                 $ 1,137  $ 1,155  $   885  $   889  $    71
 Basic earnings per share:
  Before extraordinary item
   and change in accounting
   method                      $  2.46  $  2.45  $  1.91  $  1.95  $  0.57
  Accounting
   change/Extraordinary
   item(/2/)                         -        -        -        -    (0.34)
  Basic earnings per share     $  2.46  $  2.45  $  1.91  $  1.95  $  0.23
  Average shares (in millions)   463.2    470.5    464.4    456.3    313.2
 Diluted earnings per share:
  Before extraordinary item
   and change in accounting
   method                      $  2.44  $  2.43  $  1.88  $  1.91  $  0.55
  Accounting
   change/Extraordinary
   item(/2/)                         -        -        -        -    (0.33)
  Diluted earnings per share   $  2.44  $  2.43  $  1.88  $  1.91  $  0.22
  Average shares (in millions)   466.8    476.2    471.1    464.4    317.7
 Dividends declared per common
  share                        $  0.48  $  0.44  $  0.40  $  0.40  $  0.40
------------------------------ -------  -------  -------  -------  -------
At Year End:
 Total assets                  $23,700  $22,646  $21,266  $19,693  $18,199
 Long-term debt and commercial
  paper, including current
  portion                        5,813    5,456    5,289    4,711    4,233
 Stockholders' equity            8,172    7,784    6,822    5,994    5,037
 Total debt to capital            41.6%    41.2%    43.7%    44.0%    45.7%
------------------------------ -------  -------  -------  -------  -------
For The Year Ended:
 Capital expenditures          $ 1,788  $ 2,147  $ 2,182  $ 2,234  $   890
 Depreciation and amortization     897      832      773      760      520
------------------------------ -------  -------  -------  -------  -------

(1) 1997 and 1995 include $90 million ($57 million after-tax) and $735 million ($453 million after-tax), respectively, for special charges principally re-lated to employee merger and separation costs.
(2) 1995 includes the cumulative effect of the change in accounting method for locomotive overhauls which decreased net income by $100 million. Addition-ally, 1995 includes an extraordinary loss on retirement of debt of $6 mil-lion.
(3) 1995 includes Burlington Northern Inc. results for the year ended December 31, 1995 and Santa Fe Pacific Corporation results from September 22, 1995 through December 31, 1995.

                                        Burlington Northern Santa Fe Corporation

Financial Contents
 2  Management's Discussion and Analysis
12  Report of Management
12  Report of Independent Accountants
13  Consolidated Statement of Income
14  Consolidated Balance Sheet
15  Consolidated Statement of Cash Flows
16  Consolidated Statement of Changes in Stockholders' Equity
17  Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Revenue Table
The following table presents BNSF's revenue information by commodity for the years ended December 31, 1999, 1998 and 1997 and includes certain reclassifica-tions of prior year information to conform to current year presentation.

                                                                 Average Revenues Per
                                Revenues          Cars/Units           Car/Unit
                          -------------------- ----------------- --------------------
                           1999   1998   1997  1999  1998  1997   1999   1998   1997
                          ------ ------ ------ ----- ----- ----- ------ ------ ------
                             (IN MILLIONS)       (IN THOUSANDS)
Carload                   $2,553 $2,588 $2,482 1,773 1,801 1,739 $1,440 $1,437 $1,427
Intermodal                 2,518  2,437  2,243 3,203 3,086 2,811    786    790    798
Coal                       2,227  2,239  1,972 2,123 2,078 1,862  1,049  1,077  1,059
Agricultural Commodities   1,329  1,271  1,248   715   689   669  1,859  1,845  1,865
Automotive                   443    390    422   250   230   264  1,772  1,696  1,598
                          ------ ------ ------ ----- ----- ----- ------ ------ ------
Total Freight Revenues     9,070  8,925  8,367 8,064 7,884 7,345 $1,125 $1,132 $1,139
                                               ----- ----- ----- ------ ------ ------
Other Revenues                30     16      3
------------------------  ------ ------ ------
Total Revenues            $9,100 $8,941 $8,370
------------------------  ------ ------ ------

Management's Discussion and Analysis of Financial Condition and Results of Op-erations

Management's discussion and analysis relates to the financial condition and re-sults of operations of Burlington Northern Santa Fe Corporation and its majori-ty-owned subsidiaries (collectively, BNSF or Company). The principal subsidiary of BNSF is The Burlington Northern and Santa Fe Railway Company (BNSF Railway). All earnings per share information is stated on a diluted basis.
Results of Operations
Year Ended December 31, 1999 Compared
With Year Ended December 31, 1998
Earnings per share increased to $2.44 per share for 1999 from $2.43 per share for 1998 although net income was slightly lower for 1999 at $1,137 million com-pared with 1998 net income of $1,155 million. The slight decrease in net income is primarily due to a 1998 gain of $67 million on the sale of substantially all of the Company's interest in Santa Fe Pacific Pipeline Partners, L.P., along with 1998 gains on real estate portfolio sales and higher interest expense in 1999 incurred on borrowings to fund the repurchase of 22 million shares of BNSF common stock, as compared to 5 million shares in 1998, and increased 1999 envi-ronmental expenses. These decreases in net income were partially offset by in-creased operating revenues in 1999 due to volume gains in most sectors. Revenues
Total revenues for 1999 were $9,100 million or 2 percent higher compared with revenues of $8,941 million for 1998. The $159 million increase primarily re-flects increases in the intermodal, agricultural commodities and automotive sectors, partially offset by lower carload and coal revenues. Average revenue per car/unit decreased slightly in 1999 to $1,125 from $1,132 in 1998. During 1999, BNSF's share of the Western United States rail traffic market, based on reporting to the Association of American Railroads (AAR), decreased 0.8 points to 43.5 percent. This decrease in market share was primarily due to Union Pa-cific Corporation (UP) regaining market share as a result of its recovery from operating difficulties experienced in the prior year.
 Carload revenues, which include revenues from the chemicals, forest products, metals, minerals and machinery, perishable and dry boxcar sectors, of $2,553 million for 1999 were $35 million or 1 percent lower than 1998 due to decreases in the chemicals, minerals and machinery, and metals sectors, partially offset by increased forest product revenues. The decreases were a result of weaknesses in the chemicals sector due to soft fertilizer markets, weaknesses in the met-als sector due to increased steel imports, and a decrease in dedicated train movements of heavy machinery. These decreases were partially offset by in-creased inland shipments of forest products.
 Intermodal revenues of $2,518 million improved $81 million or 3 percent com-pared with 1998 reflecting increases in the direct marketing, international and truckload sectors, partially offset by decreases in the intermodal marketing companies (IMC) sector. Direct marketing revenues benefited from year over year growth of units shipped for UPS and Roadway. International revenues were up due to market share gains

Burlington Northern Santa Fe Corporation and new business with Sealand, NYK, Maersk and K-Line. Truckload revenues were driven primarily by year over year growth in J.B. Hunt, Swift and Triple Crown loadings. These revenue increases were partially offset by decreases in the IMC sector due to UP pricing pressures, an overall softening in the IMC market, and increased trucking capacity.
 Coal revenues of $2,227 million for 1999 decreased $12 million or less than 1 percent, as a result of a decrease in average revenue per car due to a decline in coal shipping rates on contracts renewed beginning in late 1998 at the lower 1998 and 1999 market based rates. Operating difficulties early in the year at the Powder River Basin mines and a decrease in the demand for coal due to milder weather for most of the year also contributed to the year over year de-crease.
 Agricultural commodities revenues of $1,329 million for 1999 were $58 million or 5 percent higher than 1998 due primarily to increased demand for soybean ex-ports and corn from the Midwest that moved to the Pacific Northwest for export. The increase in soybean revenue was fueled by favorable pricing and an in-creased supply of soybeans that was sufficient to meet the higher demand. In-creases in volume were slightly offset by lower wheat revenue per car and fewer soybean oil shipments in 1999 compared to 1998.
 Automotive revenues of $443 million for 1999 were $53 million or 14 percent higher than 1998 reflecting growth in vehicle shipments due to both a record year of new vehicle production coupled with an increase in revenue per unit as a result of a favorable change in the mix of vehicles transported.
Expenses
Total operating expenses for 1999 were $6,895 million, an increase of $112 mil-lion or 2 percent, compared with operating expenses for 1998 of $6,783 million.
 Compensation and benefits expenses of $2,772 million were $40 million or 1 percent lower than 1998 primarily due to lower employment levels due in part to the second quarter 1999 reorganization, as discussed in Other Matters: Employee Merger and Separation Costs, partially offset by increased wage rates.
 Purchased services of $946 million for 1999 were $52 million or 6 percent higher than 1998 due primarily to increased contract equipment maintenance costs as well as ramping and other transportation service contracts.
 Equipment rents expenses of $752 million were $52 million or 6 percent lower than 1998 as a result of lower intermodal equipment costs due to a reduction in time and mileage, and trailer and container expenses. Lower agricultural leased car expense due to improved cycle times also contributed to the decrease.
 Fuel expenses of $700 million for 1999 were $21 million or 3 percent lower than 1998, as a result of a 3 cent or 6 percent decrease in the average all-in cost per gallon of diesel fuel, partially offset by a 3 percent volume driven increase in consumption from 1,155 million gallons to 1,187 million gallons. The average all-in cost per gallon of diesel fuel decreased year over year due to current year fuel hedge losses of 1 cent per gallon compared to 7 cents per gallon in the prior year, which were partially offset by a 3 cent increase in the average purchase price.
 Materials and other expenses of $834 million for 1999 were $114 million or 16 percent higher than 1998 principally reflecting higher environmental, personal injury and property and other tax expenses.
 As discussed in Other Matters: Employee Merger and Separation Costs, reorgani-zation costs of $48 million were incurred during the second quarter of 1999 for severance, pension, medical and other benefit costs for approximately 325 in-voluntarily terminated salaried employees that were part of a reorganization program announced in May 1999 to reduce operating expenses. In addition, the Company also reversed during the second quarter certain merger severance lia-bilities of $54 million associated with the Company's clerical consolidation plan. These liabilities related to planned work-force reductions which were no longer needed due to the Company's ability to utilize a series of job swaps be-tween certain locations to achieve the advantages of functional work consolida-tion.
 Interest expense for 1999 increased by $33 million to $387 million principally reflecting higher debt levels used to fund the share repurchase program. Total debt increased to $5,813 million at December 31, 1999, from $5,456 million at December 31, 1998.
 Other income (expense), net was unfavorable by $44 million compared to 1998 primarily due to the $67 million gain on the sale of substantially all of the Company's interest in Santa Fe Pacific Pipeline Partners, L.P. in 1998 and gains of $26 million from the sale of a real estate portfolio in 1998. This was partially offset by the recognition in 1999 of a $50 million deferred gain in connection with the sale of rail lines in Southern California in 1992 and 1993. Year Ended December 31, 1998 Compared With Year
Ended December 31, 1997
BNSF recorded net income for 1998 of $1,155 million ($2.43 per share), compared with net income of $885 million ($1.88 per share) for 1997 principally reflect-ing increased revenues in intermodal, coal and other sectors. More moderate winter weather in the first quarter of 1998 relative to 1997, gains on 1998 real estate portfolio sales and a 1998 $67 million gain on the sale of substan-tially all of the Company's interest in Santa Fe Pacific Pipeline Partners, L.P. also contributed to the improvement. Additionally, 1997 included a $90 million pre-tax special charge ($57 million after-tax or $0.12 per share) prin-cipally related to the consolidation of clerical functions (see Other Matters:
Employee Merger and Separation Costs).
Revenues
Total revenues for 1998 were $8,941 million or 7 percent higher compared with revenues of $8,370 million for 1997. The $571 million increase primarily re-flects increases in the carload, intermodal, coal and agricultural commodities sectors partially offset by lower automotive revenues. Average revenue per car/unit decreased slightly in 1998 to $1,132 from $1,139 in 1997. During 1998, BNSF's share of the Western United States (U.S.) rail traffic market, based on reporting to the AAR, increased 2.9 points to 44.3 percent. This gain was pri-marily the result of the trackage rights gained from UP and operating problems experienced by UP associated with consolidating operations.

                                        Burlington Northern Santa Fe Corporation

 Carload revenues of $2,588 for 1998 were $106 million or 4 percent higher than 1997 due to increases in the chemicals, forest products, minerals and machin-ery, and metals sectors, partially offset by a decrease in dry boxcar revenues. Chemicals revenues increased due to strength in industrial chemicals, petroleum products and plastics. Forest products revenues increased due to printing paper and pulpboard volume gains, increased Canadian newsprint imports, and increased lumber volumes due to higher levels of construction activity. Minerals and ma-chinery revenues increased primarily due to volume increases in cement and spe-cialty minerals and increased heavy machinery traffic. Metals revenues in-creased due to strength in aluminum and non-ferrous materials as well as volume increases in steel products.
 Intermodal revenues of $2,437 million improved $194 million or 9 percent com-pared with 1998 reflecting increases in the direct marketing, international and truckload sectors. Direct marketing revenues benefited from increased units shipped for UPS, less than truckload customers and the United States Postal Service. International revenues were up due to volume increases associated with market share gains and new business established with Sealand, NYK, Maersk and K-Line. Truckload revenues increased due to volume growth from J.B. Hunt and Schneider.
 Coal revenues of $2,239 million for 1998 increased $267 million or 14 percent primarily due to strong demand, volume increases associated with market share gains, and favorable operating conditions as a result of a more moderate winter in 1998.
 Agricultural commodities revenues of $1,271 million for 1998 were $23 million or 2 percent higher than 1997 primarily due to increased corn syrup loadings and the recovery of sugar traffic which was hampered in 1997 due to poor weather conditions. This increase was partially offset by poor Pacific North-west corn and soybeans exports as well as a record breaking year in 1997 of barley exports.
 Automotive revenues of $390 million for 1998 were $32 million or 8 percent lower than 1997 reflecting decreases in volumes due to the loss of Ford's southwestern United States business and the impact of the General Motors strike, partially offset by strong Honda loadings.
Expenses
Total operating expenses for 1998 were $6,783 million, an increase of $180 mil-lion or 3 percent, compared with operating expenses for 1997 of $6,603 million. 1997 included a $90 million ($57 million after-tax) special charge principally related to the consolidation of clerical functions.
 Compensation and benefits expenses of $2,812 million were $137 million or 5 percent higher than 1997. Wages were higher due to volume related increases primarily in train crew costs, 1998 wage increases to both salaried and union employees, and increased incentive compensation expense. These increases were partially offset by lower labor costs associated with repairs to track and equipment as 1997 was unusually high because of severe winter weather.
 Purchased services of $894 million for 1998 were $71 million or 9 percent higher than 1997 due principally to higher joint facility costs from increased operations over trackage rights obtained from UP, increased equipment mainte-nance costs, and higher ramping costs related to increased intermodal volumes.
 Equipment rents expenses of $804 million were $16 million or 2 percent lower than 1997. Improved equipment utilization and lower equipment related perfor-mance penalties for grain were partially offset by volume driven increases for leased coal cars and locomotives.
 Fuel expenses of $721 million for 1998 were $26 million or 3 percent lower than 1997, as a result of a 6 cent or 9 percent decrease in the average all-in cost per gallon of diesel fuel, partially offset by a 6 percent volume driven increase in consumption from 1,092 million gallons to 1,155 million gallons. The decrease in average all-in cost per gallon of diesel fuel includes a 13 cent decrease in the average purchase price, partially offset by current year losses related to BNSF's fuel hedging program. Gross ton-miles per gallon of fuel increased 4 percent reflecting the continuing favorable operating trend resulting from new, fuel efficient locomotives and more fuel efficient operat-ing practices.
 Materials and other expenses of $720 million for 1998 were $45 million or 7 percent higher than 1997 principally due to lower credits from joint facility billings due to lower UP traffic levels on BNSF facilities. Additionally, other expenses in 1997 included more income from the sale of easements and tax incen-tives from the State of Nebraska related to investment and employment levels in the state.
 Interest expense for 1998 increased by $10 million to $354 million reflecting higher debt levels which increased to $5,456 million at December 31, 1998 from $5,289 million at December 31, 1997, partially offset by lower interest rates.
 Other income (expense), net was favorable $64 million compared to 1997 primar-ily due to the $67 million gain on the sale of substantially all of the Company's interest in Santa Fe Pacific Pipeline Partners, L.P. Additionally, lower equity in earnings of the pipeline partnership due to the first quarter 1998 sale of this investment was offset by gains of $26 million on real estate portfolio sales.

Burlington Northern Santa Fe Corporation

Liquidity and Capital Resources
Cash generated from operations is BNSF's principal source of liquidity. BNSF generally funds any additional liquidity requirements through debt issuance, including commercial paper, or leasing of assets.
 During 1999, BNSF generated free cash flow after dividends paid (cash flow from operating activities less capital expenditures and other investing activi-ties and dividends paid) for the first time since the 1995 merger. Free cash flow after dividends paid was $260 million in 1999, an improvement of $657 mil-lion from the free cash flow deficit of $397 million in 1998. This increase was due primarily to reduced capital spending and increased cash flow from operat-ing activities.
Operating Activities
Net cash provided by operating activities was $2,424 million during 1999 com-pared with $2,218 million during 1998. The increase in cash from operations was primarily due to an increase in cash provided by changes in working capital, principally accounts receivable, and a decrease in cash used for other net-op-erating activities primarily due to lower tax and personal injury payments. Investing Activities
Net cash used for investing activities during 1999 was $1,940 million, princi-pally comprised of $1,788 million in capital expenditures.
 A breakdown of cash capital expenditures is set forth in the following table (in millions):

Year ended December 31,             1999   1998   1997
--------------------------------  ------ ------ ------
Maintenance of way                $  861 $  897 $  958
Mechanical                           240    243    198
Information services                  74     76     38
Other                                114    104     83
--------------------------------  ------ ------ ------
Total maintenance of business      1,289  1,320  1,277
New locomotives and freight cars     261    340    374
Terminal and line expansion          233    487    428
Other projects                         5      -    103
--------------------------------  ------ ------ ------
Total                             $1,788 $2,147 $2,182
--------------------------------  ------ ------ ------

BNSF reduced 1999 cash capital expenditures compared to 1998 by approximately $359 million to $1,788 million. Maintenance of way expenditures for 1999 de-creased primarily due to the installation of fewer concrete ties. Cash used for new locomotives was lower in 1999 reflecting a decrease in the number of loco-motives purchased with cash. Terminal and line expansion projects principally reflect double and triple tracking of main line track and capacity expansion of terminals. Terminal and line expansion expenditures for 1999 decreased due to fewer line expansion projects in 1999 compared to 1998.
 BNSF has entered into commitments to acquire 196 and 50 locomotives in 2000 and 2001, respectively. The locomotives will be financed from one or a combina-tion of sources including, but not limited to, cash from operations, capital or operating leases, and debt issuances. The decision on the method used will de-pend upon then current market conditions and other factors.
Financing Activities
Net cash used for financing activities during 1999 was $487 million, primarily related to share repurchases of $688 million and dividend payments of $224 mil-lion partially offset by net debt borrowings of $363 million and proceeds from stock options exercised of $121 million.
 In February 1999, the Company filed a new shelf registration statement that became effective in March 1999 for the issuance of debt securities, including medium-term notes, which may be issued in one or more series at an aggregate offering price not to exceed $750 million. Additionally, in February 1999, prior to the effective date of the new shelf registration, the Company amended its March 1998 shelf registration to combine it with the February 1999 shelf registration. Subsequently, the Company had $1.1 billion of borrowing capacity available under its shelf registration statement.
 In March 1999, BNSF issued $200 million of 6.1 percent notes due March 2009 and $200 million of 6.8 percent debentures due March 2029 under the February 1999 shelf registration statement. The net proceeds were used for general cor-porate purposes including the repayment of commercial paper. At the time of is-suing the $200 million of 6.1 percent notes discussed above, the Company closed out a $100 million treasury lock transaction at a gain of approximately $8 mil-lion which has been deferred and is being amortized to interest expense over the 10-year life of the notes.
 In April 1999, the holder of a call option on $200 million of the Company's puttable reset debentures due 2029 exercised the call option. As a result, on May 13, 1999, the holder repurchased the debentures which were subsequently re-sold to investors. The interest rate on the debentures was reset to a fixed in-terest rate of 7.1 percent. The Company did not receive any proceeds from the resale of these debentures; however, the resale of these debentures, along with the $400 million of debt securities issued in March, reduced the amount avail-able for borrowing under the Company's February 1999 shelf registration state-ment to $500 million.
 During 1999, BNSF Railway entered into equipment obligations totaling $212 million payable from 2000 to 2016 with interest rates ranging from 5.4 percent to 7.0 percent and $60 million of capital lease obligations payable from 2000 to 2016. The capital lease and $137 million of equipment obligations relate to financing transactions involving German investors. In order to comply with the terms of the capital lease and the associated foreign regulations, BNSF Railway simultaneously deposited $60 million with a German bank and pledged this amount as an irrevocable security deposit to be used to pay the capital lease obliga-tions. The capital lease obligation is classified as Long-Term Debt and the se-curity deposit is classified as an Other Asset in the consolidated balance sheet.
 Aggregate long-term debt scheduled to mature in 2000 is $158 million, exclud-ing $100 million of 6.1 percent notes due 2027 for which BNSF received notice from the holders that they will exercise a put option on the notes in February 2000. BNSF's ratio of total debt to total capital was 41.6 percent at the end of 1999, 41.2 percent at the end of 1998, and 43.7 percent at the end of 1997.


                                        Burlington Northern Santa Fe Corporation

Credit Agreements
BNSF issues commercial paper from time to time which is supported by bank re-volving credit agreements. Outstanding commercial paper balances are consid-ered as reducing the amount of borrowings available under these agreements. The bank revolving credit agreements which were renewed and extended effective June 28, 1999, allow borrowings of up to $750 million on a short-term basis and $750 million on a long-term basis. Annual facility fees are currently 0.10 percent and 0.125 percent, respectively, and are subject to change based upon changes in BNSF's senior unsecured debt ratings. Borrowing rates are based upon i) LIBOR plus a spread based upon BNSF's senior unsecured debt ratings,
ii) money market rates offered at the option of the lenders, or iii) an alter-nate base rate. The commitments of the lenders under the short-term agreement are scheduled to expire in June 2000. The commitments of the lenders under the long-term agreement are scheduled to expire in June 2004.
 At December 31, 1999, there were no borrowings against the long-term revolv-ing credit agreement and the maturity value of commercial paper outstanding was $477 million, leaving a total remaining capacity of $1,023 million avail-able under the revolving credit agreements. BNSF must maintain compliance with certain financial covenants under its revolving credit agreements and at De-cember 31, 1999, the Company was in compliance.
Common Stock Repurchase Program
In July 1997, the Board of Directors of BNSF authorized the repurchase of up to 30 million shares of the Company's common stock from time to time in the open market. In December 1999, the Board of Directors extended the repurchase program by approving an additional 30 million shares. During 1999 and 1998, the Company repurchased approximately 22 million and 5 million shares, respec-tively, of its common stock at an average price of $31.08 per share and $30.75 per share, respectively. There were no repurchases under this program in 1997. Total repurchases through February 4, 2000, were approximately 33 million shares at a total average cost of $29.86 per share, leaving 27 million shares available for repurchase under the authorization.
 In connection with its share repurchase program, during 1998, BNSF sold eq-uity put options for 3 million shares of the Company's common stock to an in-dependent third party and received cash proceeds of $2.2 million. These op-tions expired unexercised. In April 1999, BNSF sold equity put options for 100 thousand shares of common stock to an independent third party and received cash proceeds of $135 thousand. The third party exercised the options on Octo-ber 12, 1999, which resulted in the Company purchasing 100 thousand shares of its common stock at $29 per share.
 An equity put option is a financial instrument whereby BNSF receives an upfront cash premium for granting another party the option to sell a defined number of BNSF shares to the Company at a fixed price on a specified future date. The Company considers the sale of equity put options as a method to ac-quire its common stock at a share price consistent with its share repurchase strategy and potentially reduce the all-in cost of the program. The Company's risk is that it may be required to purchase shares at a specified price that is higher than the common stock price at the exercise date of the equity put option. The Company has the ability to settle its equity put option transac-tions on a net share or net cash basis and accounts for the effects of these transactions within stockholders' equity. The number of shares subject to out-standing put options sold by the Company cannot exceed the amount of remaining shares the Board of Directors has authorized for repurchase. As of February 4, 2000 there were no equity put options outstanding.
Common Stock Split
On July 16, 1998, the Board of Directors approved a three-for-one common stock split which was effected in the form of a stock dividend of two additional shares of BNSF common stock payable for each share outstanding or held in treasury on September 1, 1998, to stockholders of record on August 17, 1998. All equity-based benefit plans reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data were restated to reflect the stock split.
Dividends
Common stock dividends declared were $0.48, $0.44 and $0.40 per share annually for 1999, 1998 and 1997, respectively. Dividends paid on common stock were $224 million, $197 million and $185 million during 1999, 1998 and 1997, re-spectively. On January 20, 2000, the Board of Directors declared a quarterly dividend of 12 cents per share upon its outstanding shares of common stock, $.01 par value, payable April 3, 2000, to stockholders of record on March 13, 2000.
 On July 16, 1998, the Board of Directors increased by 20 percent the amount of the regular quarterly dividend. The dividend increase was effective begin-ning with the 1998 third quarter dividend which was paid on October 1, 1998. Other Matters
Proposed Combination With
Canadian National Railway Company
On December 18, 1999, BNSF and Canadian National Railway Company (CN) entered into a Combination Agreement, as amended, providing for the combination of the two companies (the Combination). To comply with Canadian legal requirements that, among other things, prohibit any person and that person's associates from holding more than 15 percent of the voting rights in CN, while ensuring that the combination will be tax-efficient for each company's shareholders, the combined enterprise will consist of two public companies: North American Railways, Inc. (North American Railways) and CN. Upon completion of the combi-nation, North American Railways will be the parent company of BNSF and will own all of the limited voting equity shares of CN. All shareholders will have voting interests in both North American Railways and CN and economic interests in the combined companies.
 In the Combination, BNSF shareholders will receive one share of North Ameri-can Railways common stock and one CN voting share for each BNSF share. Addi-tionally, CN shareholders will receive, for each CN common share, 1.05 CN vot-ing shares and either 1.05 shares of North American Railways common stock or
1.05 CN exchangeable shares. The CN exchangeable shares will be exchangeable at any time on a one-for-one basis for shares of North American Railways com-

Burlington Northern Santa Fe Corporation mon stock. CN shareholders who elect to receive the CN exchangeable shares will also receive the right to vote on matters submitted to North American Railways shareholders in proportion to their economic interest in the combined companies. Dividends paid on the North American Railways common stock and the CN exchangeable shares will be equivalent. Any shares of BNSF common stock owned by BNSF or any of its subsidiaries as treasury stock will be automati-cally canceled and cease to exist.
 Each share of North American Railways common stock will be "stapled" to a CN voting share and will trade as a single security. Similarly, each CN exchange-able share will be "stapled" to a CN voting share and will trade as a single security. In addition, CN will issue to North American Railways limited voting equity shares carrying 10.1 percent of the voting rights in CN and 100 percent of CN's equity. The result of these arrangements will be that, at all times, each company will have the same public shareholder base with each public shareholder effectively having the same economic benefits and voting rights on a per security basis.
 The Combination is subject to, among other things, approval by the sharehold-ers of both companies, as well as approvals by the Quebec Superior Court and the United States Surface Transportation Board (STB). North American Railways, by its charter, will conform to the provisions of the CN Commercialization Act and Canadian corporate law on the composition of boards of directors. Like CN, North American Railways shareholders will be subject to an ownership limit whereby no single shareholder can own more than 15 percent of North American Railways' voting shares. The companies currently expect that all required reg-ulatory approvals can be obtained and the transaction consummated by mid-2001. Shareholders of both CN and BNSF are expected to vote on the proposed Combina-tion during the second quarter of 2000.
 Upon consummation, the Combination will be accounted for by North American Railways pursuant to the purchase method of accounting in accordance with Ac-counting Principles Board Opinion No. 16, "Business Combinations." Under this method, North American Railways will prepare its financial statements reflect-ing the assets and liabilities of BNSF at their historical cost basis and the fair value of North American Railways' common stock issued or issuable to the CN shareholders will be allocated to the assets and liabilities of CN based on fair value. CN's results of operations will be included with North American Railways from the date the transaction is consummated. Based on the current agreement, the fair value of North American Railways' common stock will be based on a $25.63 per share fair value of BNSF common stock which was deter-mined using the average of the closing daily BNSF common stock prices as re-ported by The Wall Street Journal for the two days preceding, the day of, and the two days following the December 20, 1999 announcement of the Combination.
 Under the Combination Agreement, as amended, BNSF is required to pay a cash termination fee of $450 million to CN if the Combination is terminated as a result of any of the following: i) another party has made a proposal for an alternative transaction and the Company's shareholders do not approve the Com-bination; ii) CN elects to terminate the Combination because BNSF's Board of Directors changed its previously favorable recommendation of the Combination to its shareholders or iii) BNSF breaches certain obligations not to solicit or respond to alternative transaction proposals. CN is obligated to pay a cash termination fee of $200 million to BNSF if the Combination is terminated as a result of actions similar to those above that are caused by CN.
 Pursuant to the Combination Agreement, as amended, CN and BNSF entered into reciprocal stock option agreements. Each company's option is exercisable by the other company under the same circumstances in which that party is entitled to receive the $450 million or $200 million termination fee, as applicable, referred to above. The option agreement allows BNSF and CN to purchase, in the case of BNSF, approximately 29 million CN common shares and, in the case of CN, approximately 65 million shares of BNSF common stock. The number of shares subject to the stock options will be adjusted in each case so that the number of shares issued will always be equal to, but not exceed, 12.5 percent of the outstanding common shares of the option issuer after giving effect to the is-suance of shares under the option. The exercise price of the option is, in each case, the average of the closing price of the option issuer's common stock on the New York Stock Exchange on the five trading days preceding the date of notice of exercise multiplied by the number of shares to be issued.
 Additionally, BNSF is required to pay a cash termination fee of $300 million to CN if BNSF terminates the Combination because of conditions imposed by the STB that BNSF believes would significantly and adversely affect the benefits of the Combination, and CN is willing to complete the Combination despite these conditions. CN is obligated to pay a cash termination fee of $150 mil-lion to BNSF if it terminates the Combination as a result of STB conditions and BNSF is willing to complete the Combination.
Casualty and Environmental
Personal injury claims, including work-related injuries to employees, are a significant expense for the railroad industry. Employees of BNSF are compen-sated for work-related injuries according to the provisions of the Federal Em-ployers' Liability Act (FELA). FELA's system of requiring the finding of fault, coupled with unscheduled awards and reliance on the jury system, con-tributed to significant increases in expense in past years. BNSF has imple-mented a number of safety programs to reduce the number of personal injuries as well as the associated claims and personal injury expense. BNSF made pay-ments for personal injuries of approximately $179 million, $193 million, and $210 million in 1999, 1998 and 1997, respectively.
 As discussed in more detail in Note 11: Commitments and Contingencies, the Company's operations, as well as those of its competitors, are subject to ex-tensive federal, state and local environmental regulation. BNSF's operating procedures include practices to protect the environment from the environmental risks inherent in railroad operations, which frequently involve transporting chemicals and other hazardous materials. Additionally, many of BNSF's land holdings are and have been used for industrial or transportation-related pur-poses

                                       Burlington Northern Santa Fe Corporation
or leased to commercial or industrial companies whose activities may have re-sulted in discharges onto the property. As a result, BNSF is subject to envi-ronmental clean-up and enforcement actions. In particular, the Federal Compre-hensive Environmental Response, Compensation and Liability Act of 1980, also known as the "Superfund" law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs without regard to fault or the legality of the original conduct on current and former owners and operators of a site.
 BNSF is involved in a number of administrative and judicial proceedings and other mandatory clean-up efforts at approximately 400 sites, including the Superfund sites, at which it is being asked to participate in the study or clean-up, or both, of alleged environmental contamination. BNSF paid approxi-mately $67 million, $64 million and $55 million during 1999, 1998 and 1997, respectively, for mandatory clean-up efforts, including amounts expended under federal and state voluntary clean-up programs. During 1999, the Company expe-rienced significant developments at certain existing sites primarily related to new information on the extent of contamination and other related develop-ments that led the Company to increase its recorded liabilities for remediation and restoration of all known sites to approximately $232 million at December 31, 1999 from $185 million at December 31, 1998. BNSF anticipates that the majority of the accrued costs at December 31, 1999 will be paid over the next five years. No individual site is considered to be material.
 Liabilities recorded for environmental costs represent BNSF's best estimates for remediation and restoration of these sites and include both asserted and unasserted claims. Unasserted claims are not considered to be a material com-ponent of the liability. Although recorded liabilities include BNSF's best es-timates of all costs, without reduction for anticipated recoveries from third parties, BNSF's total clean-up costs at these sites cannot be predicted with certainty due to various factors such as the extent of corrective actions that may be required, evolving environmental laws and regulations, advances in en-vironmental technology, the extent of other parties' participation in clean-up efforts, developments in ongoing environmental analyses related to sites de-termined to be contaminated, and developments in environmental surveys and studies of potentially contaminated sites. As a result, future charges to in-come for environmental liabilities could have a significant effect on results of operations in a particular quarter or fiscal year as individual site stud-ies and remediation and restoration efforts proceed or as new sites arise. However, management believes that it is unlikely that any identified matters, either individually or in the aggregate, will have a material adverse effect on BNSF's consolidated financial position or liquidity.
Other Claims and Litigation
BNSF and its subsidiaries are parties to a number of legal actions and claims, various governmental proceedings and private civil suits arising in the ordi-nary course of business, including those related to environmental matters and personal injury claims. While the final outcome of these items cannot be pre-dicted with certainty, considering among other things the meritorious legal defenses available, it is the opinion of management that none of these items, when finally resolved, will have a material adverse effect on the annual re-sults of operations, financial position or liquidity of BNSF, although an ad-verse resolution of a number of these items could have a material adverse ef-fect on the results of operations in a particular quarter or fiscal year. Employee Merger and Separation Costs
Current and long-term employee merger and separation liabilities totaling $356 million and $474 million are included in the consolidated balance sheet at De-cember 31, 1999 and 1998, respectively, and principally represent: (i) employ-ee-related severance costs for the consolidation of clerical functions; (ii) deferred benefits payable upon separation or retirement to certain active con-ductors, trainmen and locomotive engineers; and (iii) certain non-union em-ployee severance costs.
 Liabilities related to the consolidation of clerical functions (the Consoli-dation Plan) were $119 million and $211 million at December 31, 1999 and 1998, respectively. These liabilities provide for severance costs associated with the Consolidation Plan adopted in 1995 upon consummation of the merger of BNSF's predecessor companies Burlington Northern Inc. and Santa Fe Pacific Corporation (the Merger). The Consolidation Plan resulted in the elimination of approximately 1,500 permanent positions and was substantially completed during 1999. Additionally, in 1999 the Company recorded a $54 million credit for the reversal of certain liabilities associated with the Consolidation
Plan. These liabilities related to planned work-force reductions that are no longer required due to the Company's ability to utilize a series of job swaps between certain locations to achieve the advantages of functional work consol-idation. This change in the Consolidation Plan was communicated to Company em-ployees in May 1999. The remaining liability balance represents benefits to be paid to affected employees who did not receive lump-sum payments, but instead will be paid over five to ten years or in some cases through retirement.
 Liabilities related to deferred benefits payable upon separation or retire-ment to certain active conductors, trainmen and locomotive engineers were $193 million and $207 million at December 31, 1999 and 1998, respectively. These costs were incurred in connection with labor agreements reached prior to the Merger which, among other things, reduced train crew sizes and allowed for more flexible work rules.
 In the second quarter of 1999, the Company incurred $48 million of reorgani-zation costs for severance, pension, medical and other benefit costs for ap-proximately 325 involuntarily terminated non-union employees that were part of the program announced in May 1999 that sought to reduce operating expenses by eliminating approximately 400 non-union and 1,000 union positions through sev-erances, normal attrition and the elimination of contractors. Components of the charge include approximately $29 million relating to severance costs for non-union employees, approximately $16 million for special termination bene-fits to be received under the Company's retirement and medical plans, and ap-proximately $3 million of costs incurred for relocating approximately 60 non-union employees as a result of the reorganization. Substantially all of the planned reductions were made by

Burlington Northern Santa Fe Corporation

September 30, 1999. No significant costs were incurred as a result of eliminat-ing the 1,000 union positions. Total annual savings of compensation and bene-fits related to the May 1999 reorganization are expected to approximate $100 million.
 Liabilities principally related to certain remaining non-union employee sever-ances resulting from the Merger and from the May 1999 reorganization were $44 million and $56 million at December 31, 1999 and 1998, respectively. These costs will be paid over the next several years based on deferral elections made by the employee. Approximately 1,825 non-union employees received or are re-ceiving severance payments and special termination benefits under the Company's retirement and health and welfare plans resulting from the Merger and the May 1999 reorganization program discussed above.
 During 1999, 1998 and 1997, BNSF made employee merger and separation payments of $93 million, $77 million and $116 million, respectively. At December 31, 1999, $54 million of the remaining liabilities are included within current lia-bilities for anticipated costs to be paid in 2000.
 In the fourth quarter of 1997, the Company recorded a $90 million pre-tax Merger-related special charge. Approximately $65 million of the charge related to additional costs of the Consolidation Plan and the remainder of the charge related to severance and other costs for non-union employees.
Year 2000
Background
The Company established a committee of managers and employees, chaired by the Company's Chief Information Officer, to evaluate and manage the costs and risks associated with becoming Year 2000 compliant. Because many existing computer programs and microprocessors recognize only the last two digits of years (and not the century designation), they had the possibility of being unable to accu-rately recognize and process dates beyond December 31, 1999, and consequently fail. The Company began assessing Year 2000 issues in September 1995 and de-voted considerable efforts and energies to the inventory and assessment of its systems, systems remediation, certification testing, and contingency planning during 1998 and 1999. By the fourth quarter of 1999, the certification phases had been completed, and the Company earned a rating in the "very low risk" cat-egory from the Federal Railroad Administration sponsored Year 2000 readiness review of BNSF performed by CACI International Inc. Accordingly, the Company had a high degree of confidence in the readiness of its own systems and applications.
 The Company continued its vigilance with respect to Year 2000 issues during the December 31, 1999-January 1, 2000 date change, and the rollover to the Year 2000 was completed as planned. During the Year 2000 rollover, train opera-tions intentionally ceased for a short period of time to allow for testing of signal and other safety systems. Additionally, the Company performed testing of all other computer systems and applications. The testing and subsequent normal use of the systems and applications to date has uncovered no significant mat-ters affecting the Company's safety, train operations, or financial perfor-mance.
Costs
As a result of its Merger-related systems integration completed in 1997, BNSF achieved substantial Year 2000 compliance on its core mainframe systems. Addi-tionally, spending on Year 2000 activities approximated $16 million through De-cember 31, 1999, which is consistent with the estimate of total costs of achieving Year 2000 compliance for the Company. No significant additional spending is anticipated.
year 2000 risks and contingency plans
To date, Year 2000 has not had a materially adverse effect on the Company's re-sults of operations, liquidity or financial position. Additionally, management believes the risk of any significant Year 2000 problems related to BNSF's in-ternal information systems and technology infrastructure that could have a ma-terially adverse effect on the Company is unlikely. Further, BNSF is not aware of any significant Year 2000 problems with respect to its suppliers, key trans-portation partners or customers which would adversely affect the operations, liquidity or financial position of the Company. However, there can be no assur-ance that all potential internal or external problems related to Year 2000 have been identified. Where appropriate, BNSF has developed disaster recovery and contingency plans should currently unidentified Year 2000 problems arise. Hedging Activities
Fuel
Fuel expense historically approximates 10 percent of total operating expenses. Due to the significance of diesel fuel expense to the operations of BNSF and the historical volatility of fuel prices, the Company has established a program to hedge against fluctuations in the price of its diesel fuel purchases. The intent of the program is to protect the Company's operating margins and overall profitability from adverse fuel price changes. However, to the extent the Com-pany hedges portions of its fuel purchases, it will not realize the impact of decreases in fuel prices. The fuel hedging program includes the use of commod-ity swap transactions that are accounted for as hedges. Any gains or losses as-sociated with changes in the market value of the fuel swaps are deferred and recognized as a component of fuel expense in the period in which the fuel is purchased and used. Based on 1999 fuel consumption and excluding the impact of the hedging program, each one-cent increase in the price of fuel would result in approximately $12 million of additional fuel expense on an annual basis.
 As of February 4, 2000, BNSF had entered into fuel swaps for approximately 869 million gallons at an average price of approximately 50 cents per gallon. The above price does not include taxes, transportation costs, certain other fuel handling costs, and any differences which may occur from time to time between the prices of commodities hedged and the purchase price of BNSF's diesel fuel. Currently, these fuel swaps cover approximately 41 percent, 23 percent, and 8 percent of estimated annual and quarterly fuel purchases for 2000, 2001, and 2002, respectively. Hedge positions are closely monitored to ensure that they will not exceed actual fuel requirements in any period. Unrecognized gains from BNSF's fuel swap transactions were approximately $37 million as of December 31, 1999, of which $33 million relates to swap transactions that will expire in 2000. BNSF also monitors its hedg-

                                        Burlington Northern Santa Fe Corporation
ing positions and credit ratings of its counterparties and does not anticipate losses due to counterparty nonperformance.
Interest Rate
From time to time, the Company enters into various interest rate hedging trans-actions for the purpose of managing exposure to fluctuations in interest rates and establishing rates in anticipation of future debt issuances. As of February 4, 2000, BNSF had no interest rate swap instruments in place. Swaps totaling $125 million used to fix the interest rate on commercial paper debt expired in December 1999. While the swaps were outstanding, BNSF recognized, on an accrual basis, a fixed rate of interest on the principal amount of commercial paper hedged over the term of the swap agreements.
 In anticipation of future debt issuances, BNSF has entered into treasury lock transactions totaling $400 million, of which $200 million is based on the 10-year U.S. Treasury rates and $200 million is based on the 30-year U.S. Treasury rates. The 10-year and 30-year treasury lock transactions have average interest rates of approximately 4.6 percent and 5.0 percent, respectively, and expire in June 2000 and June 2001. These rates do not include a credit spread which would be determined at the time of the actual debt issuance and included in the all-in interest rate. The treasury locks can be closed by BNSF anytime up to expi-ration. Unrecognized gains on the treasury lock transactions were approximately $62 million as of December 31, 1999. BNSF monitors its treasury lock positions and the credit ratings of its counterparties and does not anticipate losses due to counterparty nonperformance.
 In 1999, at the time of issuing $200 million of debt, the Company closed out $100 million of treasury lock transactions at a gain of $8 million. During
1998, at the time of issuing $400 million of debt, the Company closed out $400 million of treasury lock transactions at a loss of approximately $18 million.
In each case, the gain or loss has been deferred and is being amortized to in-terest expense over the life of the debt.
Labor
Labor unions represent approximately 88 percent of BNSF Railway's employees un-der collective bargaining agreements with 13 different labor organizations. The negotiating process for new, major collective bargaining agreements covering all of BNSF Railway's union employees has begun. As during the previous round five years ago, wages, health and welfare benefits, work rules, and other is-sues are being addressed through industry-wide negotiations. These negotiations have traditionally taken place over a number of months and have previously not resulted in any extended work stoppages. The major collective bargaining agree-ments reached in 1995 and 1996 as a result of industry-wide labor contract ne-gotiations remained in effect on December 31, 1999 and will continue in effect until new agreements are reached or the Railway Labor Act's procedures are ex-hausted. The current agreements provide for periodic wage increases until new agreements are reached.
Inflation
Due to the capital intensive nature of BNSF's business, the full effect of in-flation is not reflected in operating expenses because depreciation is based on historical cost. An assumption that all operating assets were depreciated at current price levels would result in substantially greater expense than histor-ically reported amounts.
Accounting Pronouncements
In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative In-struments and Hedging Activities." BNSF will be required to adopt FAS 133 be-ginning January 1, 2001. While earlier adoption is permitted, the Company does not currently believe it is likely to adopt the Statement before the effective date. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in fair value of derivatives are re-corded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. For fair value hedge transactions in which the Company is hedging changes in the fair value of an asset, liability or an unrecognized firm commitment, changes in the fair value of the derivative in-strument will generally be offset in the income statement by changes in the hedged item's fair value. For cash flow hedge transactions in which the Company is hedging the variability of cash flows related to a variable rate asset, lia-bility, or a forecasted transaction, changes in the fair value of the deriva-tive instrument will be reported in other comprehensive income to the extent it offsets changes in the cash flows related to the variable rate asset, liability or forecasted transaction, with the difference reported in current period earn-ings. The gains and losses on the derivative instrument that are reported in other comprehensive income will be reclassified in earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all hedges will be recognized in current-pe-riod earnings.
 Based on interest rate and fuel hedging instruments outstanding at December
31, 1999 and previously deferred losses from past interest rate hedging trans-actions, all of which are cash flow hedge transactions, the Company currently estimates that the impact of SFAS No. 133 would result in a net-of-tax cumula-tive-effect benefit to accumulated other comprehensive deficit of approximately $42 million if adopted December 31, 1999. The Company is presently evaluating the impact SFAS No. 133 will have on its ongoing results of operations.
Forward Looking Information
The discussion concerning the proposed Combination with CN in this annual re-port contains forward-looking statements that are subject to risks and uncer-tainties that could cause actual results to differ materially from those pro-jected in the forward-looking statements. The use of words such as "expect," "believe," "anticipate," and other similar expressions, as they relate to the Company, the Company's management, or the proposed Combination, identify for-ward-looking statements. Such statements regarding efficiencies, cost savings, revenue and service enhancements, market share potential, as well as timing for the completion of the Combination reflect the current views of the Company with respect to future events and are based on information currently available. Should one or more of the risk factors discussed below materialize, or should underlying assumptions or estimates

Burlington Northern Santa Fe Corporation prove incorrect, then actual results may differ materially from those de-scribed herein.
 The Year 2000 discussion above contains forward-looking statements, including those concerning the Company's cost estimates and assessments of BNSF's and third parties' ultimate Year 2000 impact. Specific risk factors related to these forward-looking statements include, but are not limited to, the follow-ing: emergence of unforeseen software or hardware problems, including where applications interact with each other in ways not yet discovered, which could delay or hinder commercial transactions or other operations; the emergence, in whole or in part, of unforeseen issues concerning other railroads or AAR-sup-ported systems thought to not be experiencing Year 2000 problems; business in-terruption due to delays in obtaining supplies, parts, or equipment from key vendors or suppliers not yet discovered to be affected by Year 2000 problems. Accordingly, these risks and uncertainties could cause actual results to dif-fer materially from those projected in the forward-looking statements.
 To the extent that all other statements made by the Company relate to the Company's future economic performance or business outlook, predictions or ex-pectations of financial or operational results, or refer to matters which are not historical facts, such statements are "forward-looking" statements within the meaning of the federal securities laws. These forward-looking statements involve a number of risks and uncertainties, and actual results may differ ma-terially. Factors that could cause actual results to differ materially in-clude, but are not limited to, economic and industry conditions: material ad-verse changes in economic or industry conditions, customer demand, effects of adverse economic conditions affecting shippers, adverse economic conditions in the industries and geographic areas that produce and consume freight, changes in fuel prices, and labor difficulties including strikes; legal and regulatory factors: change in laws and regulations and the ultimate outcome of shipper claims, environmental investigations or proceedings and other types of claims and litigation; and operating factors: technical difficulties, changes in op-erating conditions and costs, competition and commodity concentrations as well as natural events such as severe weather, floods and earthquakes. The factors noted, individually or in combination could, among other things, limit demand and pricing, affect costs and the feasibility of certain operations, or affect traffic and pricing levels.

                                       Burlington Northern Santa Fe Corporation

Report of Management
To the Shareholders of
Burlington Northern Santa Fe Corporation
The accompanying consolidated financial statements of Burlington Northern Santa Fe Corporation and subsidiary companies were prepared by management, who are responsible for their integrity and objectivity. They were prepared in accor-dance with accounting principles generally accepted in the United States and properly include amounts that are based on management's best judgments and es-timates. Other financial information included in this annual report is consis-tent with that in the consolidated financial statements.
 The Company maintains a system of internal accounting controls to provide rea-sonable assurance that assets are safeguarded and that the books and records reflect the authorized transactions of the Company. Limitations exist in any system of internal accounting controls based upon the recognition that the cost of the system should not exceed the benefits derived. The Company believes its system of internal accounting controls, augmented by its internal auditing function, appropriately balances the cost/benefit relationship.
 Independent accountants provide an objective assessment of the degree to which management meets its responsibility for fairness of financial reporting. They regularly evaluate the system of internal accounting controls and perform such tests and other procedures as they deem necessary to express an opinion on the fairness of the consolidated financial statements.
 The Board of Directors pursues its responsibility for the Company's financial statements through its Audit Committee which is composed solely of directors who are not officers or employees of the Company. The Audit Committee meets regularly with the independent accountants, management and internal auditors. The independent accountants and the Company's internal auditors have direct ac-cess to the Audit Committee, with and without the presence of management repre-sentatives, to discuss the scope and results of their work and their comments on the adequacy of internal accounting controls and the quality of financial reporting.

/s/ Robert D. Krebs
Robert D. Krebs
Chairman and Chief Executive Officer

/s/ Thomas N. Hund
Thomas N. Hund
Senior Vice President and Chief Financial Officer

/s/ Dennis R. Johnson
Dennis R. Johnson
Vice President and Controller
Report of Independent Accountants
To the Shareholders and Board of Directors of Burlington Northern Santa Fe Corporation and Subsidiaries
In our opinion, the accompanying consolidated balance sheet and the related con-solidated statements of income, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of Bur-lington Northern Santa Fe Corporation and subsidiary companies at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These fi-nancial statements are the responsibility of the Company's management; our re-sponsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with au-diting standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the fi-nancial statements are free of material misstatement. An audit includes examin-ing, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Fort Worth, Texas
February 4, 2000

Burlington Northern Santa Fe Corporation

Consolidated Statement of Income

Burlington Northern Santa Fe Corporation and Subsidiaries
(Dollars in millions, except per share data)

--------------------------------------------------------
Year ended December 31,             1999    1998   1997
--------------------------------- ------  ------ ------
Revenues                          $9,100  $8,941 $8,370
                                  ------  ------ ------
Operating expenses:
 Compensation and benefits         2,772   2,812  2,675
 Purchased services                  946     894    823
 Depreciation and amortization       897     832    773
 Equipment rents                     752     804    820
 Fuel                                700     721    747
 Materials and other                 834     720    675
 Reorganization costs                 48       -      -
 Merger related severance            (54)      -     90
                                  ------  ------ ------
  Total operating expenses         6,895   6,783  6,603
--------------------------------- ------  ------ ------
Operating income                   2,205   2,158  1,767
Interest expense                     387     354    344
Other income (expense), net            1      45    (19)
                                  ------  ------ ------
Income before income taxes         1,819   1,849  1,404
Income tax expense                   682     694    519
                                  ------  ------ ------
Net income                        $1,137  $1,155 $  885
--------------------------------- ------  ------ ------
Earnings per share:
 Basic                            $ 2.46  $ 2.45 $ 1.91
 Diluted                          $ 2.44  $ 2.43 $ 1.88
--------------------------------- ------  ------ ------
Average shares (in millions):
 Basic                             463.2   470.5  464.4
 Dilutive effect of stock options    3.6     5.7    6.7
                                  ------  ------ ------
 Diluted                           466.8   476.2  471.1
--------------------------------- ------  ------ ------

See accompanying notes to consolidated financial statements.

                                        Burlington Northern Santa Fe Corporation

Consolidated Balance Sheet

Burlington Northern Santa Fe Corporation and Subsidiaries
(Shares in thousands. Dollars in millions)

----------------------------------------------------------------------------
December 31,                                                  1999     1998
---------------------------------------------------------  -------  -------
Assets
Current assets:
 Cash and cash equivalents                                 $    22  $    25
 Accounts receivable, net                                      397      524
 Materials and supplies                                        255      244
 Current portion of deferred income taxes                      326      335
 Other current assets                                           66       34
                                                           -------  -------
  Total current assets                                       1,066    1,162
Property and equipment, net                                 21,681   20,662
Other assets                                                   953      822
                                                           -------  -------
  Total assets                                             $23,700  $22,646
---------------------------------------------------------  -------  -------
Liabilities and Stockholders' Equity
Current liabilities:
 Accounts payable and other current liabilities            $ 1,917  $ 1,885
 Long-term debt due within one year                            158      268
                                                           -------  -------
  Total current liabilities                                  2,075    2,153
Long-term debt and commercial paper                          5,655    5,188
Deferred income taxes                                        6,097    5,662
Casualty and environmental liabilities                         423      389
Employee merger and separation costs                           302      409
Other liabilities                                              976    1,061
                                                           -------  -------
  Total liabilities                                         15,528   14,862
---------------------------------------------------------  -------  -------
Commitments and contingencies (see Notes 1, 8, 10 and 11)
Stockholders' equity:
 Common stock, $.01 par value, 600,000 shares authorized;
  484,572 shares and 477,436 shares issued, respectively         5        5
 Additional paid-in capital                                  5,390    5,213
 Retained earnings                                           3,726    2,811
 Treasury stock, at cost, 30,013 shares and 6,961 shares,
  respectively                                                (913)    (206)
 Unearned compensation                                         (29)     (31)
 Accumulated other comprehensive deficit                        (7)      (8)
                                                           -------  -------
 Total stockholders' equity                                  8,172    7,784
                                                           -------  -------
  Total liabilities and stockholders' equity               $23,700  $22,646
---------------------------------------------------------  -------  -------

See accompanying notes to consolidated financial statements.

Burlington Northern Santa Fe Corporation

Consolidated Statement of Cash Flows

Burlington Northern Santa Fe Corporation and Subsidiaries
(Dollars in millions)

---------------------------------------------------------------------------
Year ended December 31,                             1999     1998     1997
------------------------------------------------ -------  -------  -------
Operating Activities
 Net income                                      $ 1,137  $ 1,155  $   885
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization                      897      832      773
  Deferred income taxes                              444      489      433
  Employee merger and separation costs paid          (93)     (77)    (116)
  Other, net                                        (112)    (243)    (131)
 Changes in current assets and liabilities:
  Accounts receivable:
   Sale of accounts receivable                         -       19      301
   Other changes                                     127       20     (333)
  Materials and supplies                             (11)     (39)      17
  Other current assets                               (32)      (4)       4
  Accounts payable and other current liabilities      67       66      (19)
                                                 -------  -------  -------
   Net cash provided by operating activities       2,424    2,218    1,814
------------------------------------------------ -------  -------  -------
Investing Activities
 Capital expenditures                             (1,788)  (2,147)  (2,182)
 Other, net                                         (152)    (271)    (147)
                                                 -------  -------  -------
  Net cash used for investing activities          (1,940)  (2,418)  (2,329)
------------------------------------------------ -------  -------  -------
Financing Activities
 Net decrease in commercial paper and bank
  borrowings                                         (23)    (242)    (235)
 Proceeds from issuance of long-term debt            679      794    1,002
 Payments on long-term debt                         (293)    (112)    (177)
 Dividends paid                                     (224)    (197)    (185)
 Proceeds from stock options exercised               121      111      102
 Purchase of BNSF common stock                      (688)    (153)       -
 Other, net                                          (59)      (7)      (8)
                                                 -------  -------  -------
  Net cash provided by (used for) financing
   activities                                       (487)     194      499
                                                 -------  -------  -------
Decrease in cash and cash equivalents                 (3)      (6)     (16)
Cash and cash equivalents:
 Beginning of year                                    25       31       47
                                                 -------  -------  -------
 End of year                                     $    22  $    25  $    31
------------------------------------------------ -------  -------  -------
Supplemental Cash Flow Information
 Interest paid, net of amounts capitalized       $   382  $   354  $   346
 Income taxes paid, net of refunds                   142      220       32
------------------------------------------------ -------  -------  -------

See accompanying notes to consolidated financial statements.

                                        Burlington Northern Santa Fe Corporation

Consolidated Statement of Changes in Stockholders' Equity

Burlington Northern Santa Fe Corporation and Subsidiaries
(Shares in thousands. Dollars in millions, except per share data.)

----------------------------------------------------------------------------------------------------------
                                               Common
                         Shares of           Stock and                                 Accumulated
                          Common   Shares of Additional                                Other Com-
                           Stock   Treasury   Paid-in   Retained Treasury   Unearned   prehensive
                          Issued     Stock    Capital   Earnings  Stock   Compensation   Deficit   Total
-----------------------  --------- --------- ---------- -------- -------- ------------ ----------- ------
Balance at December 31,
 1996                     462,594      (588)   $4,878    $1,165   $  (17)   $   (28)     $   (4)   $5,994
Comprehensive income:
 Net income                                                 885                                       885
 Minimum pension
  liability adjustment
  (net of tax benefit
  of $2)                                                                                     (3)       (3)
                                                                                                   ------
 Total comprehensive
  income                                                                                              882
                                                                                                   ------
Common stock dividends,
 $0.40 per share                                           (187)                                     (187)
Adjustments associated
 with unearned
 compensation,
 restricted stock             366      (117)       11                            (3)                    8
Exercise of stock
 options and
 related tax benefit        7,197      (624)      140                (19)                             121
Other                          83                   4                                                   4
-----------------------   -------   -------    ------    ------   ------    -------      ------    ------
Balance at December 31,
 1997                     470,240    (1,329)    5,033     1,863      (36)       (31)         (7)    6,822
Comprehensive income:
 Net income                                               1,155                                     1,155
 Minimum pension
  liability adjustment
  (net of tax benefit
  of $0.5)                                                                                   (1)       (1)
                                                                                                   ------
 Total comprehensive
  income                                                                                            1,154
                                                                                                   ------
Common stock dividends,
 $0.44 per share                                           (207)                                     (207)
Adjustments associated
 with unearned
 compensation,
 restricted stock             527      (132)       15                             2                    17
Exercise of stock
 options and
 related tax benefit        6,669      (537)      167                (17)                             150
Purchase of BNSF common
 stock                               (4,963)                        (153)                            (153)
Other                                               3                            (2)                    1
-----------------------   -------   -------    ------    ------   ------    -------      ------    ------
Balance at December 31,
 1998                     477,436    (6,961)    5,218     2,811     (206)       (31)         (8)    7,784
Comprehensive income:
 Net income                                               1,137                                     1,137
 Minimum pension
  liability adjustment
  (net of tax benefit
  of $0.5)                                                                                    1         1
                                                                                                   ------
 Total comprehensive
  income                                                                                            1,138
                                                                                                   ------
Common stock dividends,
 $0.48 per share                                           (222)                                     (222)
Adjustments associated
 with unearned
 compensation,
 restricted stock             811      (332)       14                             2                    16
Exercise of stock
 options and
 related tax benefit        6,325      (600)      163                (19)                             144
Purchase of BNSF common
 stock                              (22,120)                        (688)                            (688)
-----------------------   -------   -------    ------    ------   ------    -------      ------    ------
Balance at December 31,
 1999                     484,572   (30,013)   $5,395    $3,726   $ (913)   $   (29)     $   (7)   $8,172
-----------------------   -------   -------    ------    ------   ------    -------      ------    ------

See accompanying notes to consolidated financial statements.

Burlington Northern Santa Fe Corporation

Notes to Consolidated Financial Statements
Burlington Northern Santa Fe Corporation and Subsidiaries
1The Company
Burlington Northern Santa Fe Corporation including its majority-owned subsidiaries (collectively, BNSF or Company) is engaged primarily in railroad transportation through its principal subsidiary, The Burlington North-ern and Santa Fe Railway Company (BNSF Railway), which operates one of the largest railroad networks in North America with 33,500 route miles covering 28 states and two Canadian provinces. Through one operating transportation serv-ices segment, BNSF Railway transports a wide range of products and commodities including the transportation of containers and trailers (intermodal), coal and agricultural commodities which constituted 28 percent, 24 percent and 15 per-cent, respectively, of total revenues for the year ended December 31, 1999. Other significant aspects of BNSF's business include the transportation of chemicals, forest products, consumer goods, metals, minerals, automobiles and automobile parts. Revenues derived from other sources are not significant. Proposed Combination With Canadian National Railway Company
On December 18, 1999, BNSF and Canadian National Railway Company (CN) entered into a Combination Agreement, as amended, providing for the combination of the two companies (the Combination). To comply with Canadian legal requirements that, among other things, prohibit any person and that person's associates from holding more than 15 percent of the voting rights in CN, while ensuring that the combination will be tax-efficient for each company's shareholders, the com-bined enterprise will consist of two public companies: North American Railways, Inc. (North American Railways) and CN. Upon completion of the combination, North American Railways will be the parent company of BNSF and will own all of the limited voting equity shares of CN. All shareholders will have voting in-terests in both North American Railways and CN and economic interests in the combined companies.
 In the Combination, BNSF shareholders will receive one share of North American Railways common stock and one CN voting share for each BNSF share. Addition-ally, CN shareholders will receive, for each CN common share, 1.05 CN voting shares and either 1.05 shares of North American Railways common stock or 1.05 CN exchangeable shares. The CN exchangeable shares will be exchangeable at any time on a one-for-one basis for shares of North American Railways common stock. CN shareholders who elect to receive the CN exchangeable shares will also re-ceive the right to vote on matters submitted to North American Railways share-holders in proportion to their economic interest in the combined companies. Dividends paid on the North American Railways common stock and the CN exchange-able shares will be equivalent. Any shares of BNSF common stock owned by BNSF or any of its subsidiaries as treasury stock will be automatically canceled and cease to exist.
 Each share of North American Railways common stock will be "stapled" to a CN voting share and will trade as a single security. Similarly, each CN exchange-able share will be "stapled" to a CN voting share and will trade as a single security. In addition, CN will issue to North American Railways limited voting equity shares carrying 10.1 percent of the voting rights in CN and 100 percent of CN's equity. The result of these arrangements will be that, at all times, each company will have the same public shareholder base with each public share-holder effectively having the same economic benefits and voting rights on a per security basis.
 The Combination is subject to, among other things, approval by the sharehold-ers of both companies, as well as approvals by the Quebec Superior Court and the United States Surface Transportation Board (STB). North American Railways, by its charter, will conform to the provisions of the CN Commercialization Act and Canadian corporate law on the composition of boards of directors. Like CN, North American Railways shareholders will be subject to an ownership limit whereby no single shareholder can own more than 15 percent of North American Railways' voting shares. The companies currently expect that all required regu-latory approvals can be obtained and the transaction consummated by mid-2001. Shareholders of both CN and BNSF are expected to vote on the proposed Combina-tion during the second quarter of 2000.
 Upon consummation, the Combination will be accounted for by North American Railways pursuant to the purchase method of accounting in accordance with Ac-counting Principles Board Opinion No. 16, "Business Combinations." Under this method, North American Railways will prepare its financial statements reflect-ing the assets and liabilities of BNSF at their historical cost basis and the fair value of North American Railways common stock issued or issuable to the CN shareholders will be allocated to the assets and liabilities of CN based on fair value. CN's results of operations will be included with North American Railways from the date the transaction is consummated. Based on the current agreement, the fair value of North American Railways common stock will be based on a $25.63 per share fair value of BNSF common stock which was determined us-ing the average of the closing daily BNSF common stock prices as reported by The Wall Street Journal for the two days preceding, the day of, and the two days following the December 20, 1999 announcement of the Combination.
 Under the terms of the Combination Agreement, as amended, BNSF is required to pay a cash termination fee of $450 million to CN if the Combination is termi-nated as a result of any of the following: i) another party has made a proposal for an alternative transaction and the Company's shareholders do not approve the Combination; ii) CN elects to terminate the Combination because BNSF's Board of Directors changed its previously favorable recommendation of the Com-bination to its shareholders or iii) BNSF breaches certain obligations not to solicit or respond to alternative transaction proposals. CN is obligated to pay a cash termination fee of $200 million to BNSF if the Combination is terminated as a result of actions similar to those above that are caused by CN.
 Pursuant to the Combination Agreement, as amended, CN and BNSF entered into reciprocal stock option agreements. Each company's option is exercisable by the other company under the same circumstances in which that party is entitled

                                        Burlington Northern Santa Fe Corporation
to receive the $450 million or $200 million termination fee, as applicable, re-ferred to above. The option agreement allows BNSF and CN to purchase, in the case of BNSF, approximately 29 million CN common shares and, in the case of CN, approximately 65 million shares of BNSF common stock. The number of shares sub-ject to the stock options will be adjusted in each case so that the number of shares issued will always be equal to, but not exceed, 12.5 percent of the out-standing common shares of the option issuer after giving effect to the issuance of shares under the option. The exercise price of the option is, in each case, the average of the closing price of the option issuer's common stock on the New York Stock Exchange on the five trading days preceding the date of notice of exercise multiplied by the number of shares to be issued.
 Additionally, BNSF is required to pay a cash termination fee of $300 million to CN if BNSF terminates the Combination because of conditions imposed by the STB that the Company believes would significantly and adversely affect the ben-efits of the Combination, and CN is willing to complete the Combination despite these conditions. CN is obligated to pay a cash termination fee of $150 million to BNSF if it terminates the Combination as a result of STB conditions and BNSF is willing to complete the Combination.
2Accounting Policies
Principles of Consolidation
The consolidated financial statements include the accounts of Burlington Northern Santa Fe Corporation and its majority-owned subsidiaries, including its principal subsidiary BNSF Railway, all of which are separate legal entities. All significant intercompany accounts and transactions have been eliminated.
Use of Estimates
The preparation of financial statements in accordance with accounting princi-ples generally accepted in the United States requires management to make esti-mates and assumptions that affect the reported amounts of assets and liabili-ties and disclosure of contingent assets and liabilities at the date of the fi-nancial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates. Reclassfications
Certain comparative prior year amounts in the consolidated financial statements and accompanying notes have been reclassified to conform with the current year presentation.
Cash and Cash Equivalents
All short-term investments with original maturities of less than 90 days are considered cash equivalents. Cash equivalents are stated at cost, which approx-imates market value because of the short maturity of these instruments. Materials and Supplies
Materials and supplies, which consist mainly of rail, ties and other items for construction and maintenance of property and equipment, as well as diesel fuel, are valued at the lower of average cost or market.
Property and Equipment
Property and equipment are depreciated and amortized on a straight-line basis over their estimated useful lives. Upon normal sale or retirement of deprecia-ble railroad property, cost less net salvage value is charged to accumulated depreciation and no gain or loss is recognized. Significant premature retire-ments and the disposal of land and non-rail property are recorded as gains or losses at the time of their occurrence. Expenditures which significantly in-crease asset values or extend useful lives are capitalized. Repair and mainte-nance expenditures are charged to operating expense when the work is performed. Property and equipment are stated at cost.
 The Company incurs certain direct labor, contract service and other costs as-sociated with the development and installation of internal-use computer soft-ware. Costs for newly developed software or significant enhancements to exist-ing software are typically capitalized. Research, preliminary project, opera-tions, maintenance and training costs are charged to operating expense when the work is performed.
Revenue Recognition
Transportation revenues are recognized based upon the proportion of service provided as of the balance sheet date.
3Other Income (Expense), Net
Other income (expense), net includes the following
(in millions):

Year ended December 31,                     1999  1998  1997
------------------------------------------  ----  ----  ----
Deferred gain on prior period line sale     $ 50  $  -  $  -
Gain on property dispositions                 26    48    14
Gain on sale of Pipeline Partnership           -    67     -
Equity in earnings of Pipeline Partnership     -     4    30
Accounts receivable sale fees                (33)  (34)  (27)
Miscellaneous, net                           (42)  (40)  (36)
------------------------------------------  ----  ----  ----
 Total                                      $  1  $ 45  $(19)
------------------------------------------  ----  ----  ----

Santa Fe Pacific Pipelines, Inc. (SFP Pipelines), an indirect, wholly-owned subsidiary of BNSF, served as the general partner of Santa Fe Pacific Pipeline Partners, L.P. (Pipeline Partnership) and of its operating partnership subsidi-ary, SFPP, L.P. SFP Pipelines owned a two percent interest as the Pipeline Partnerships and SFPP, L.P.'s general partner and an approximate 42 percent in-terest in partnership units of the Pipeline Partnership. SFP Pipeline Holdings, Inc., an indirect, wholly-owned subsidiary of BNSF (SFP Holdings), had out-standing $219 million principal amount of Variable Rate Exchangeable Deben-tures due 2010 (VREDs).
 On March 6, 1998 Kinder Morgan Energy Partners, L.P. (Kinder Morgan) acquired substantially all of SFP Pipelines' interest in the Pipeline Partnership and SFPP, L.P. for approximately $84 million in cash. The Pipeline Partnership was liquidated as part of the transaction and SFP Pipelines' partnership units were converted into the right to receive Kinder Morgan common units. Consummation of the transaction caused an "Exchange Event" under the VRED agreement and in June 1998 all VRED holders received either partnership units of Kinder Morgan or cash equal to the par value of the VREDs. In addition, the agreement called for SFP Pipelines' interest in SFPP, L.P. to be partially redeemed for a cash dis-tribution of $5.8 million, with SFP Pipelines retaining only a 0.5 percent spe-cial limited partnership interest in SFPP, L.P. As a result of the transaction, the Company recognized a $67 million gain and substantially all of the Company's investment in the Pipeline Partnership and SFPP, L.P. and the VREDs were removed from the consolidated balance sheet.

Burlington Northern Santa Fe Corporation

 BNSF recognized a $50 million deferred gain in the third quarter of 1999 in connection with the sale of rail lines in Southern California in 1992 and 1993. 4Income Taxes
Income tax expense was as follows (in millions):

Year ended December 31,                         1999  1998  1997
----------------------------------------------  ----  ----  ----
Current:
 Federal                                        $213  $191  $ 72
 State                                            25    14    14
----------------------------------------------  ----  ----  ----
                                                 238   205    86
----------------------------------------------  ----  ----  ----
Deferred:
 Federal                                         376   410   372
 State                                            68    79    61
----------------------------------------------  ----  ----  ----
                                                 444   489   433
----------------------------------------------  ----  ----  ----
 Total                                          $682  $694  $519
----------------------------------------------  ----  ----  ----

Reconciliation of the federal statutory income tax rate to the effective tax rate was as follows:

Year ended December 31,                         1999  1998  1997
----------------------------------------------  ----  ----  ----
Federal statutory income tax rate               35.0% 35.0% 35.0%
State income taxes, net of federal tax benefit   3.3   3.3   3.5
Other, net                                      (0.8) (0.7) (1.5)
----------------------------------------------  ----  ----  ----
 Effective tax rate                             37.5% 37.6% 37.0%
----------------------------------------------  ----  ----  ----

The components of deferred tax assets and liabilities were as follows (in mil-lions):

December 31,                                      1999     1998
----------------------------------------------  -------  -------
Deferred tax liabilities:
 Depreciation and amortization                  $(6,106) $(5,868)
 Other                                             (441)    (417)
----------------------------------------------  -------  -------
 Total deferred tax liabilities                  (6,547)  (6,285)
----------------------------------------------  -------  -------
Deferred tax assets:
 Casualty and environmental                         272      253
 Employee merger and separation costs               137      182
 Postretirement benefits                             93       89
 Other                                              274      434
----------------------------------------------  -------  -------
 Total deferred tax assets                          776      958
----------------------------------------------  -------  -------
 Net deferred tax liability                     $(5,771) $(5,327)
----------------------------------------------  -------  -------
Noncurrent deferred income tax liability        $(6,097) $(5,662)
Current deferred income tax asset                   326      335
----------------------------------------------  -------  -------
 Net deferred tax liability                     $(5,771) $(5,327)
----------------------------------------------  -------  -------

The federal income tax returns of BNSF's predecessor companies, Burlington Northern, Inc. (BNI) and Santa Fe Pacific Corporation (SFP) have been examined through 1994 and the merger date in September 1995, respectively. All years prior to 1992 for BNI and 1993 for SFP are closed. Issues relating to the years 1992-1994 for BNI and for years 1993 through the merger date in September 1995 for SFP are being contested through various stages of administrative appeal. BNSF is currently under IRS examination for years 1995-1997. In addition, BNSF and its subsidiaries have various state income tax returns in the process of examination, administrative appeal or litigation. Management believes that ade-quate provision has been made for any adjustment that might be assessed for open years through 1999.
5Accounts Receivable, Net
BNSF Railway, through a special purpose subsidiary, has an account receivable sales agreement which allows it to sell up to $600 million of variable rate certificates that mature in 2002 and evidence undivided interests in an accounts receivable master trust. The master trust's assets include an ownership interest in a revolving portfolio of BNSF Railway's accounts receivable which are used to support the certificates. At December 31, 1999, $600 million of certificates were outstanding and were supported by receivables of approximately $1.0 billion in the master trust. Certificates out-standing were $600 million at December 31, 1998. BNSF Railway has retained the collection responsibility with respect to the accounts receivable. Costs related to this agreement vary on a monthly basis and are generally related to certain interest rates. These costs are included in other income (expense), net.
 BNSF maintains an allowance for uncollectible accounts receivable. At December 31, 1999 and 1998, $50 million and $71 million, respectively, of such allow-ances had been recorded.
6Property and Equipment, Net
Property and equipment, net (in millions), and the weighted average annual depreciation rates (%) were as follows:

                                                                      1999
                                                                  Depreciation
December 31,                                       1999     1998     Rates
----------------------------------------------  -------  -------  ------------
Land                                            $ 1,430  $ 1,431         -%
Track structure                                  11,152   11,340       4.0%
Other roadway                                     8,884    8,389       2.5%
Locomotives                                       2,772    2,276       5.0%
Freight cars and other equipment                  1,838    1,860       4.0%
Computer hardware and software                      448      405      15.0%
----------------------------------------------  -------  -------
Total cost                                       26,524   25,701
Less accumulated depreciation and amortization   (4,843)  (5,039)
----------------------------------------------  -------  -------
Property and equipment, net                     $21,681  $20,662
----------------------------------------------  -------  -------

The consolidated balance sheet at December 31, 1999 and 1998 included $1,218 million and $1,082 million, respectively, for property and equipment under cap-ital leases.

                                        Burlington Northern Santa Fe Corporation

7Accounts Payable and Other Current Liabilities
Accounts payable and other current liabilities consisted of the following (in millions):

December 31,                                                      1999    1998
--------------------------------------------------------------  ------  ------
Compensation and benefits payable                               $  376  $  387
Casualty and environmental liabilities                             287     272
Tax liabilities                                                    201     117
Accounts payable                                                   161     174
Rents and leases                                                   160     155
Employee merger and separation costs                                54      65
Other                                                              678     715
--------------------------------------------------------------  ------  ------
Total                                                           $1,917  $1,885
--------------------------------------------------------------  ------  ------

8Debt
Debt outstanding was as follows (in millions):

December 31,                                                      1999    1998
--------------------------------------------------------------  ------  ------
Notes and debentures, weighted average rate of 7.0%, due 2001
 to 2097                                                        $3,321  $3,074
Capitalized lease obligations, weighted average rate of 6.6%,
 due 2000 to 2016                                                  791     818
Equipment obligations, weighted average rate of 7.4%, due 2000
 to 2016                                                           755     595
Mortgage bonds, weighted average rate of 7.6%, due 2000 to
 2047                                                              503     498
Commercial paper, 6.2% (variable)                                  473     471
Bank borrowings                                                      -      25
Unamortized discount and other, net                                (30)    (25)
--------------------------------------------------------------  ------  ------
 Total                                                           5,813   5,456
Less current portion of long-term debt                            (158)   (268)
--------------------------------------------------------------  ------  ------
 Long-term debt                                                 $5,655  $5,188
--------------------------------------------------------------  ------  ------

BNSF issues commercial paper from time to time which is supported by bank revolving credit agreements. Outstanding commercial paper balances are considered as reducing the amount of borrowings available under these agreements. The bank revolving credit agreements which were renewed and extended effective June 28, 1999, allow borrowings of up to $750 million on a short-term basis and $750 million on a long-term basis. Annual facility fees are currently 0.10 percent and 0.125 percent, respectively, and are subject to change based upon changes in BNSF's senior unsecured debt ratings. Borrowing rates are based upon i) LIBOR plus a spread based upon BNSF's senior unsecured debt ratings, ii) money market rates offered at the option of the lenders, or
iii) an alternate base rate. The commitments of the lenders under the short-term agreement are scheduled to expire in June 2000. The commitments of the lenders under the long-term agreement are scheduled to expire in June 2004.
 At December 31, 1999, there were no borrowings against the long-term revolving credit agreement and the maturity value of commercial paper outstanding was $477 million, leaving a total remaining capacity of $1,023 million available under the revolving credit agreements. BNSF must maintain compliance with certain financial covenants under its revolving credit agreements and at December 31, 1999, the Company was in compliance.
 In February 1999, the Company filed a new shelf registration statement that became effective in March 1999 for the issuance of debt securities, including medium-term notes, which may be issued in one or more series at an aggregate offering price not to exceed $750 million. Additionally, in February 1999, prior to the effective date of the new shelf registration, the Company amended its March 1998 shelf registration statement to combine it with the February 1999 shelf registration. Subsequently, the Company had $1.1 billion of borrow-ing capacity available under its shelf registration statement.
 In March 1999, BNSF issued $200 million of 6.1 percent notes due March 2009 and $200 million of 6.8 percent debentures due March 2029 under the February 1999 shelf registration statement. The net proceeds were used for general cor-porate purposes including the repayment of commercial paper. At the time of issuing the $200 million of 6.1 percent notes discussed above, the Company closed out a $100 million treasury lock transaction at a gain of approximately $8 million which has been deferred and is being amortized to interest expense over the 10-year life of the notes.
 In April 1999, the holder of a call option on $200 million of the Company's puttable reset debentures due 2029 exercised the call option. As a result, on May 13, 1999, the holder repurchased the debentures which were subsequently resold to investors. The interest rate on the debentures was reset to a fixed interest rate of 7.1 percent. The Company did not receive any proceeds from the resale of these debentures; however, the resale of these debentures, along with the $400 million of debt securities issued in March 1999, reduced the amount available for borrowing under the Company's February 1999 shelf regis-tration statement to $500 million.
 During 1999, BNSF Railway entered into equipment obligations totaling $212 million payable from 2000 to 2016 with interest rates ranging from 5.4 percent to 7.0 percent and $60 million of capital lease obligations payable from 2000 to 2016. The capital lease and $137 million of equipment obligations relate to financing transactions involving German investors. In order to comply with the terms of the capital lease and the associated foreign regulations, BNSF Rail-way simultaneously deposited $60 million with a German bank and pledged this amount as an irrevocable security deposit to be used to pay the capital lease obligations. The capital lease obligation is classified as Long-Term Debt and the security deposit is classified as an Other Asset in the consolidated bal-ance sheet.
 Most BNSF Railway properties and certain other assets are pledged as collat-eral to, or are otherwise restricted under, the various BNSF Railway long-term debt agreements. Equipment obligations and capital leases are secured by the underlying equipment.
 SFP Pipelines, in connection with its remaining 0.5 percent special limited partner interest in SFPP, L.P., is contingently liable for $190 million of long-term debt due December 2001 previously held by Pipelines Partnership that were assumed by Kinder Morgan pursuant to the sale discussed in Note 3: Other Income (Expense), Net. In addition, BNSF and another major railroad jointly and severally guarantee $75 million of debt of KCT Intermodal Transportation Corporation, the proceeds of which are being used to finance the construction of

Burlington Northern Santa Fe Corporation
a double track grade separation bridge in Kansas City, Missouri, to be oper-ated and used by Kansas City Terminal Railway Company.
 Aggregate long-term debt scheduled maturities are $158 million, $233 million, $285 million, $141 million and $714 million for 2000 through 2004, respective-ly. Maturities in 2000 exclude $100 million of 6.1 percent notes due 2027 for which the Company received notice from the holders that they will exercise a put option on the notes in February 2000. Maturities in 2001 exclude $100 mil-lion of 6.1 percent notes due 2031, which will either be remarketed by the holder of a call option on the debt and mature in 2031 or will otherwise be repurchased by the Company in 2001. Maturities in 2003 exclude $175 million of
6.5 percent notes due 2037, which may be redeemed in 2003 at the option of the holder. In addition, commercial paper of $473 million is included in maturi-ties for 2004.
 The carrying amounts of BNSF's long-term debt and commercial paper at Decem-ber 31, 1999 and 1998 were $5,813 million and $5,456 million, respectively, while the estimated fair values at December 31, 1999 and 1998 were $5,632 mil-lion and $5,712 million, respectively. The fair value of BNSF's long-term debt is primarily based on quoted market prices for the same or similar issues, or on the current rates that would be offered to BNSF for debt of the same re-maining maturities. The carrying amount of commercial paper approximates fair value because of the short maturity of these instruments.
9Employee Merger and Separation Costs
Current and long-term employee merger and
separation liabilities totaling $356 million and $474 million are included in the consolidated balance sheet at December 31, 1999 and 1998, respectively, and principally represent: (i) employee-related severance costs for the consolidation of clerical functions; (ii) deferred benefits payable upon separation or retirement to certain active conductors, trainmen and locomotive engineers; and (iii) certain non-union employee severance costs.
 Liabilities related to the consolidation of clerical functions (the Consoli-dation Plan) were $119 million and $211 million at December 31, 1999 and 1998, respectively. These liabilities provide for severance costs associated with the Consolidation Plan adopted in 1995 upon consummation of the merger of
BNSF's predecessor companies Burlington Northern Inc. and Santa Fe Pacific Corporation (the Merger). The Consolidation Plan resulted in the elimination of approximately 1,500 permanent positions and was substantially completed during 1999. Additionally, in 1999 the Company recorded a $54 million credit for the reversal of certain liabilities associated with the Consolidation
Plan. These liabilities related to planned work-force reductions that are no longer required due to the Company's ability to utilize a series of job swaps between certain locations to achieve the advantages of functional work consol-idation. This change in the Consolidation Plan was communicated to Company em-ployees in May 1999. The remaining liability balance represents benefits to be paid to affected employees who did not receive lump-sum payments, but instead will be paid over five to ten years or in some cases through retirement.
 Liabilities related to deferred benefits payable upon separation or retire-ment to certain active conductors, trainmen and locomotive engineers were $193 million and $207 million at December 31, 1999 and 1998, respectively. These costs were incurred in connection with labor agreements reached prior to the Merger which, among other things, reduced train crew sizes and allowed for more flexible work rules.
 In the second quarter of 1999, the Company incurred $48 million of reorgani-zation costs for severance, pension, medical and other benefit costs for ap-proximately 325 involuntarily terminated non-union employees that were part of the program announced in May 1999 that sought to reduce operating expenses by eliminating approximately 400 non-union and 1,000 union positions through sev-erances, normal attrition and the elimination of contractors. Components of the charge include approximately $29 million relating to severance costs for non-union employees, approximately $16 million for special termination bene-fits to be received under the Company's retirement and medical plans, and ap-proximately $3 million of costs incurred for relocating approximately 60 non-union employees as a result of the reorganization. Substantially all of the planned reductions were made by September 30, 1999. No significant costs were incurred as a result of eliminating the 1,000 union positions.
 Liabilities principally related to certain remaining non-union employee sev-erances resulting from the May 1999 reorganization and from the Merger were
$44 million and $56 million at December 31, 1999 and 1998, respectively. These costs will be paid over the next several years based on deferral elections made by the employee. Approximately 1,825 non-union employees received or are receiving severance payments and special termination benefits under the Company's retirement and health and welfare plans resulting from the Merger and the May 1999 reorganization program discussed above.
 During 1999, 1998 and 1997, BNSF made employee merger and separation payments of $93 million, $77 million and $116 million, respectively. At December 31, 1999, $54 million of the remaining liabilities are included within current li-abilities for anticipated costs to be paid in 2000.
 In the fourth quarter of 1997, the Company recorded a $90 million Merger-re-lated pre-tax special charge. Approximately $65 million of the charge related to additional costs of the Consolidation Plan and the remainder of the charge related to severance and other costs for non-union employees.
10Hedging Activities
Fuel
Fuel expense historically approximates 10 percent of total operating expenses. Due to the significance of diesel fuel ex-pense to the operations of BNSF and the historical volatility of fuel prices, the Company has established a program to hedge against fluctuations in the price of its diesel fuel purchases. The intent of the program is to protect the Company's operating margins and overall profitability from adverse fuel price changes. However, to the extent the Company hedges portions of its fuel purchases, it will not realize the impact of decreases in fuel prices. The fuel hedging program includes the use of commodity swap transactions that
10

                                       Burlington Northern Santa Fe Corporation
are accounted for as hedges. Any gains or losses associated with changes in the market value of the fuel swaps are deferred and recognized as a component of fuel expense in the period in which the fuel is purchased and used. Based on 1999 fuel consumption and excluding the impact of the hedging program, each one-cent increase in the price of fuel would result in approximately $12 mil-lion of additional fuel expense on an annual basis.
 As of February 4, 2000, BNSF had entered into fuel swaps for approximately 869 million gallons at an average price of approximately 50 cents per gallon. The above price does not include taxes, transportation costs, certain other fuel handling costs, and any differences which may occur from time to time between the prices of commodities hedged and the purchase price of BNSF's diesel fuel. Currently, these fuel swaps cover approximately 41 percent, 23 percent, and 8 percent of estimated annual and quarterly fuel purchases for 2000, 2001, and 2002, respectively. Hedge positions are closely monitored to ensure that they will not exceed actual fuel requirements in any period. Unrecognized gains from BNSF's fuel swap transactions were approximately $37 million as of December 31, 1999, of which $33 million relates to swap transactions that will expire in 2000. BNSF also monitors its hedging positions and credit ratings of its counterparties and does not anticipate losses due to counterparty nonperform-ance.
Interest Rate
From time to time, the Company enters into various interest rate hedging trans-actions for the purpose of managing exposure to fluctuations in interest rates and establishing rates in anticipation of future debt issuances. As of February 4, 2000, BNSF had no interest rate swap instruments in place. Swaps totaling $125 million used to fix the interest rate on commercial paper debt expired in December 1999. While the swaps were outstanding, BNSF recognized, on an accrual basis, a fixed rate of interest on the principal amount of commercial paper hedged over the term of the swap agreements.
 In anticipation of future debt issuances, BNSF has entered into treasury lock transactions totaling $400 million, of which $200 million is based on the 10-year U.S. Treasury rates and $200 million is based on the 30-year U.S. Treasury rates. The 10-year and 30-year treasury lock transactions have average interest rates of approximately 4.6 percent and 5.0 percent, respectively, and expire in June 2000 and June 2001. These rates do not include a credit spread which would be determined at the time of the actual debt issuance and included in the all-in interest rate. The treasury locks can be closed by BNSF anytime up to expi-ration. Unrecognized gains on the treasury lock transactions were approximately $62 million as of December 31, 1999. BNSF also monitors its treasury lock posi-tions and credit ratings of its counterparties and does not anticipate losses due to counterparty nonperformance.
 In 1999, at the time of issuing $200 million of 6.1 percent notes, the Company closed out $100 million of treasury lock transactions at a gain of $8 million. During 1998, at the time of issuing $400 million of debt, the Company closed out $400 million of treasury lock transactions at a loss of approximately $18 million. In each case the gain or loss has been deferred and is being amortized to interest expense over the life of the debt.
11Commitments and Contingencies
Lease Commitments
BNSF has substantial lease commitments for locomotives, freight cars, trailers, office buildings and other property. Most of these leases provide the option to purchase the equipment at fair market value at the end of the lease. However, some provide fixed price purchase options. Future minimum lease payments (which reflect leases having non-cancelable lease terms in excess of one year) as of December 31, 1999 are summarized as follows (in millions):

                                         Capital Operating
Year ended December 31,                   Leases    Leases
---------------------------------------  ------- ---------
2000                                     $  102   $  285
2001                                        113      249
2002                                        106      226
2003                                        106      220
2004                                        106      207
Thereafter                                  529    2,535
                                         ------   ------
Total                                     1,062   $3,722
                                                  ------
Less amount representing interest           271
---------------------------------------  ------
Present value of minimum lease payments  $  791
---------------------------------------  ------

Lease rental expense for all operating leases was $440 million, $491 million and $456 million for the years ended December 31, 1999, 1998 and 1997, respectively. Contingent rentals and sublease rentals were not significant. Other Commitments
BNSF has entered into commitments to acquire 196 and 50 locomotives in 2000 and 2001, respectively. The locomotives will be financed from one or a combination of sources including, but not limited to, cash from operations, capital or op-erating leases, and debt issuances. The decision on the method used will depend upon then current market conditions and other factors.
Environmental
BNSF's operations, as well as those of its competitors, are subject to exten-sive federal, state and local environmental regulation. BNSF's operating proce-dures include practices to protect the environment from the environmental risks inherent in railroad operations, which frequently involve transporting chemi-cals and other hazardous materials. Additionally, many of BNSF's land holdings are and have been used for industrial or transportation-related purposes or leased to commercial or industrial companies whose activities may have resulted in discharges onto the property. As a result, BNSF is subject to environmental clean-up and enforcement actions. In particular, the Federal Comprehensive En-vironmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the "Superfund" law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs without regard to fault or the legality of the original conduct on current and former owners and operators of a site. BNSF has been notified that it is a potentially re-sponsible party (PRP) for study and clean-up costs at approximately 33 Superfund sites for which investigation and remediation payments are or will be made or are yet to be determined (the Superfund sites) and, in many instances, is

Burlington Northern Santa Fe Corporation one of several PRPs. In addition, BNSF may be considered a PRP under certain other laws. Accordingly, under CERCLA and other federal and state statutes, BNSF may be held jointly and severally liable for all environmental costs as-sociated with a particular site. If there are other PRPs, BNSF generally par-ticipates in the clean-up of these sites through cost-sharing agreements with terms that vary from site to site. Costs are typically allocated based on rel-ative volumetric contribution of material, the amount of time the site was owned or operated, and/or the portion of the total site owned or operated by each PRP.
 Environmental costs include initial site surveys and environmental studies of potentially contaminated sites as well as costs for remediation and restora-tion of sites determined to be contaminated. Liabilities for environmental clean-up costs are initially recorded when BNSF's liability for environmental clean-up is both probable and a reasonable estimate of associated costs can be made. Adjustments to initial estimates are recorded as necessary based upon additional information developed in subsequent periods. BNSF conducts an ongo-ing environmental contingency analysis, which considers a combination of fac-tors including independent consulting reports, site visits, legal reviews, analysis of the likelihood of participation in and the ability of other PRPs to pay for clean-up, and historical trend analyses.
 BNSF is involved in a number of administrative and judicial proceedings and other clean-up efforts at approximately 400 sites, including the Superfund sites, at which it is participating in the study or clean-up, or both, of al-leged environmental contamination. BNSF paid approximately $67 million, $64 million and $55 million during 1999, 1998 and 1997, respectively, for manda-tory and unasserted clean-up efforts, including amounts expended under federal and state voluntary clean-up programs. During 1999, the Company experienced significant developments at certain existing sites primarily related to new information on the extent of contamination and other related developments that led the Company to increase its recorded liabilities for remediation and res-toration of all known sites to approximately $232 million at December 31, 1999 from $185 million at December 31, 1998. BNSF anticipates that the majority of the accrued costs at December 31, 1999, will be paid over the next five years. No individual site is considered to be material.
 Liabilities recorded for environmental costs represent BNSF's best estimates for remediation and restoration of these sites and include both asserted and unasserted claims. Unasserted claims are not considered to be a material com-ponent of the liability. Although recorded liabilities include BNSF's best es-timates of all costs, without reduction for anticipated recoveries from third parties, BNSF's total clean-up costs at these sites cannot be predicted with certainty due to various factors such as the extent of corrective actions that may be required, evolving environmental laws and regulations, advances in en-vironmental technology, the extent of other parties' participation in clean-up efforts, developments in ongoing environmental analyses related to sites de-termined to be contaminated, and developments in environmental surveys and studies of potentially contaminated sites. As a result, future charges to in-come for environmental liabilities could have a significant effect on results of operations in a particular quarter or fiscal year as individual site stud-ies and remediation and restoration efforts proceed or as new sites arise. However, management believes that it is unlikely that any identified matters, either individually or in the aggregate, will have a material adverse effect on BNSF's consolidated financial position or liquidity.
Other Claims and Litigation
BNSF and its subsidiaries are parties to a number of legal actions and claims, various governmental proceedings and private civil suits arising in the ordi-nary course of business, including those related to environmental matters and personal injury claims. While the final outcome of these items cannot be pre-dicted with certainty, considering among other things the meritorious legal defenses available, it is the opinion of management that none of these items, when finally resolved, will have a material adverse effect on the annual re-sults of operations, financial position or liquidity of BNSF, although an ad-verse resolution of a number of these items could have a material adverse ef-fect on the results of operations in a particular quarter or fiscal year. 12Retirement Plans and Other Postemployment Benefit Plans
BNSF sponsors two significant defined benefit pension plans: the noncontributory qualified BNSF Retirement Plan, which covers substantially all non-union employees, and the nonqualified BNSF Supplemental Retirement Plan, which covers certain officers and other employees. The benefits under BNSF's plans are based on years of credited service and the highest five-year average compensation lev-els. BNSF's funding policy is to contribute annually not less than the regula-tory minimum and not more than the maximum amount deductible for income tax purposes.
 Certain salaried employees of BNSF that have met certain age and years of service requirements are eligible for medical benefits and life insurance cov-erage during retirement. The retiree medical plan is contributory and provides benefits to retirees, their covered dependents and beneficiaries. Retiree con-tributions are adjusted annually. The plan also contains fixed deductibles, coinsurance and out-of-pocket limitations. The life insurance plan is noncon-tributory and covers retirees only. BNSF's policy is to fund benefits payable under the medical and life insurance plans as they come due. Employees begin-ning salaried employment with BNSF subsequent to September 22, 1995 are not eligible for benefits under these plans.
 Components of the net benefit costs for these plans were as follows (in mil-lions):

                                       Pension Benefits
                                       -------------------
Year ended December 31,                 1999   1998   1997
-------------------------------------  -----  -----  -----
Service cost                           $  15  $  15  $  14
Interest cost                            100    101    100
Expected return on plan assets          (126)  (117)  (112)
Special termination benefits              10      -      -
Net amortization and deferred amounts      3      4      4
-------------------------------------  -----  -----  -----
 Net benefit cost                      $   2  $   3  $   6
-------------------------------------  -----  -----  -----

                                       Burlington Northern Santa Fe Corporation

                                       Medical and Life Benefits
                                       ----------------------------
Year ended December 31,                    1999      1998      1997
-------------------------------------  --------  --------  --------
Service cost                           $      5  $      4  $      4
Interest cost                                17        16        14
Special termination benefits                  6         -         -
Net amortization and deferred amounts         1         -        (1)
-------------------------------------  --------  --------  --------
 Net benefit cost                      $     29  $     20  $     17
-------------------------------------  --------  --------  --------

The following tables show the change in benefit obligation and plan assets of these plans (in millions):

                                                   Pension       Medical and
                                                  Benefits      Life Benefits
                                                --------------  --------------
Change in benefit obligation                      1999    1998    1999    1998
----------------------------------------------  ------  ------  ------  ------
Benefit obligation at beginning of year         $1,487  $1,404  $  249  $  190
Service cost                                        15      15       5       4
Interest cost                                      100     101      17      16
Plan participants' contributions                     -       -       4       3
Amendments                                           -       -       -      13
Actuarial (gain) loss                             (115)     85     (17)     39
Special termination benefits                        10       -       6       -
Curtailment loss                                     7       -       -       -
Benefits paid                                     (117)   (118)    (20)    (16)
----------------------------------------------  ------  ------  ------  ------
Benefit obligation at year end                  $1,387  $1,487  $  244  $  249
----------------------------------------------  ------  ------  ------  ------
                                                   Pension       Medical and
                                                  Benefits      Life Benefits
                                                --------------  --------------
Change in plan assets                             1999    1998    1999    1998
----------------------------------------------  ------  ------  ------  ------
Fair value of plan assets at beginning of year  $1,469  $1,540  $    -  $    -
Actual return on plan assets                       174      43       -       -
Employer contribution                                4       4      16      13
Plan participants' contributions                     -       -       4       3
Benefits paid                                     (117)   (118)    (20)    (16)
----------------------------------------------  ------  ------  ------  ------
Fair value of plan assets
 at year end                                    $1,530  $1,469  $    -  $    -
----------------------------------------------  ------  ------  ------  ------
The following tables show the reconciliation of the funded status of these plans with amounts recorded in the consolidated balance sheet (in millions):

                                                   Pension       Medical and
                                                  Benefits      Life Benefits
                                                --------------  --------------
December 31,                                      1999    1998    1999    1998
----------------------------------------------  ------  ------  ------  ------
Funded status                                   $  143  $  (18) $ (244) $ (249)
Unrecognized net (gain) loss                      (151)      7      (7)      4
Unrecognized prior service cost                     (7)     (8)      7      13
Unamortized net transition obligation                9      11       -       -
----------------------------------------------  ------  ------  ------  ------
Net amount recognized                           $   (6) $   (8) $ (244) $ (232)
----------------------------------------------  ------  ------  ------  ------

                                                 Pension     Medical and
                                                Benefits    Life Benefits
                                                ----------  --------------
December 31,                                    1999  1998    1999    1998
----------------------------------------------  ----  ----  ------  ------
Amounts recognized in the consolidated balance
 sheet consist of:
Prepaid benefit cost                            $24   $20   $    -  $    -
Accrued benefit liability                       (44)  (43)    (244)   (232)
Intangible asset                                  2     2        -       -
Accumulated other comprehensive deficit          12    13        -       -
----------------------------------------------  ---   ---   ------  ------
Net amount recognized                           $(6)  $(8)  $ (244) $ (232)
----------------------------------------------  ---   ---   ------  ------

BNSF uses a September 30 measurement date. The assumptions used in accounting for the BNSF plans were as follows:

                                          Pension   Medical and
                                         Benefits  Life Benefits
                                         --------- --------------
Assumptions                              1999 1998   1999    1998
---------------------------------------  ---- ---- ------- ------
Discount rate                            7.5% 7.0%    7.5%    7.0%
Rate of increase in compensation levels  4.0% 4.0%     N/A    N/A
Expected return on plan assets           9.5% 9.5%     N/A    N/A
---------------------------------------  ---- ---- ------- ------

For purposes of the medical and life benefits calculations for 1999, the as-sumed health care cost trend rate for both managed care and non-managed care medical costs is 8.5 percent and is assumed to decrease gradually to 5 percent by 2005 and remain constant thereafter. Increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation by $18 million and the combined service and interest components of net postretirement benefit cost recognized in 1999 by $2 million. Decreasing the assumed health care cost trend rates by one percentage point would decrease the accumulated postretirement benefit obligation by $15 million and the combined service and interest components of net post-retirement benefit cost recognized in 1999 by $2 million.
Other Plans
Under collective bargaining agreements, BNSF participates in multi-employer benefit plans which provide certain post retirement health care and life in-surance benefits for eligible union employees. Insurance premiums paid attrib-utable to retirees, which are generally expensed as incurred, were $14 mil-lion, $18 million and $15 million, in 1999, 1998 and 1997, respectively. Defined Contribution Plans
BNSF sponsors 401(k) thrift and profit sharing plans which cover substantially all non-union employees and certain union employees. BNSF matches 50 percent of the first 6 percent of non-union employees' contributions, which are sub-ject to certain percentage limits of the employees' earnings, at each pay pe-riod. Depending on BNSF's performance, an additional matching contribution of up to 30 percent of the first 6 percent can be made at the end of the year. Employer contributions for all non-union employees are subject to a five year length of service vesting schedule. BNSF's 401(k) matching expense was $18 million, $16 million and $14 million in 1999, 1998 and 1997, respectively.

Burlington Northern Santa Fe Corporation

13Stock Options and Other Incentive Plans
On April 15, 1999, BNSF shareholders approved 20 million shares of BNSF common stock for issuance under the BNSF 1999 Stock Incentive Plan which were authorized to be issued in the form of stock options, restricted stock, restricted stock units and performance stock. Total shares authorized under the BNSF 1999 and 1996 Stock Incentive Plans and the Non-Employee Directors' Stock Plan (NEDS) are up to 50 million and 0.9 million shares of BNSF common stock, respectively. Approximately 14 million common shares were available for future grant at December 31, 1999.
Stock Options
Under BNSF's stock option plans, options may be granted to officers and sala-ried employees at the fair market value of the Company's common stock on the date of grant. All options generally vest in one year and expire within 10 years after the date of grant. Shares issued upon exercise of options may be issued from treasury shares or from authorized but unissued shares.
 The Company applies Accounting Principles Board (APB) Opinion 25 and related interpretations in accounting for its stock option plans. Accordingly, no com-pensation expense has been recognized for its fixed stock option plans as the exercise price equals the stock price on the date of grant. Had compensation expense been determined for stock options granted in 1999, 1998 and 1997 based on the fair value at grant dates consistent with Statement of Financial Ac-counting Standards (SFAS) No. 123 "Accounting for Stock Based Compensation," the Company's pro forma net income and earnings per share would have been as follows:

                              1999   1998  1997
--------------------------  ------ ------ -----
Net income (in millions)    $1,092 $1,124 $ 857
Basic earnings per share    $ 2.36 $ 2.39 $1.85
Diluted earnings per share  $ 2.34 $ 2.36 $1.82
--------------------------  ------ ------ -----
The pro forma amounts were estimated using the Black-Scholes option pricing model with the following assumptions:

                                         1999   1998   1997
--------------------------------------  -----  -----  -----
Weighted average expected life (years)    3.0    3.0    3.0
Expected volatility                        30%    20%    20%
Annual dividend per share               $0.48  $0.48  $0.40
Risk free interest rate                  6.63%  5.11%  5.81%
Weighted average fair value
 of options granted                     $8.43  $5.13  $5.15
--------------------------------------  -----  -----  -----

--------------------------------------------------------------------------------
A summary of the status of the stock option plans as of December 31, 1999, 1998 and 1997, and changes during the years then ended, is presented below:

                                    1999                         1998                         1997
                         ---------------------------- ---------------------------- ----------------------------
                                     Weighted Average             Weighted Average             Weighted Average
                          Options    Exercise Prices   Options    Exercise Prices   Options    Exercise Prices
-----------------------  ----------  ---------------- ----------  ---------------- ----------  ----------------
Balance at beginning of
 year                    28,135,869       $24.27      25,761,369       $20.98      24,765,855       $16.49
Granted                   9,857,345        32.96       9,587,926        29.33       8,778,036        29.40
Exercised                (6,315,238)       21.24      (6,666,864)       18.66      (7,092,690)       15.46
Cancelled                (1,869,819)       30.94        (546,562)       26.25        (689,832)       23.58
-----------------------  ----------       ------      ----------       ------      ----------       ------
Balance at end of year   29,808,157       $27.37      28,135,869       $24.27      25,761,369       $20.98
-----------------------  ----------       ------      ----------       ------      ----------       ------
Options exercisable at
 year end                20,710,679       $25.00      17,763,770       $21.45      16,419,858       $16.31
-----------------------  ----------       ------      ----------       ------      ----------       ------

The following table summarizes information regarding stock options outstanding at December 31, 1999:

                               Options Outstanding                  Options Exercisable
                  --------------------------------------------- ----------------------------
Range of            Number    Weighted Average Weighted Average   Number    Weighted Average
Exercise prices   Outstanding  Remaining Life  Exercise Prices  Exercisable Exercise Prices
----------------  ----------- ---------------- ---------------- ----------- ----------------
$ 3.01 to $24.83   7,514,077     4.6 Years          $17.42       7,514,077       $17.42
$26.73 to $29.10   7,756,421     7.7 Years          $28.89       7,366,221       $28.89
$29.38 to $32.58   5,510,894     7.1 Years          $29.60       5,507,809       $29.60
$32.84 to $36.73   9,026,765     9.0 Years          $32.99         322,572       $34.15
----------------  ----------  ---------------     ----------    ----------     ----------
$ 3.01 to $36.73  29,808,157     7.2 Years          $27.37      20,710,679       $25.00
----------------  ----------  ---------------     ----------    ----------     ----------

                                        Burlington Northern Santa Fe Corporation

On January 12, 2000, 10.8 million stock options were granted to active sala-ried employees as of January 11, 2000. These options have an exercise price equal to the fair market value of BNSF common stock on the date of grant and will vest and expire one year and ten years, respectively, from the date of grant.

 Stock options totaling 8.9 million and 21.4 million were excluded from the calculation of diluted earnings per share in the third and fourth quarters of 1999, respectively, because their exercise price exceeded the average market price of the Company's common stock for those periods.

Other Incentive Plans

 BNSF has other long-term incentive programs in addition to stock options which are administered separately on behalf of employees.

 BNSF awarded a total of approximately 1.2 million shares of restricted stock subject to performance periods to eligible employees and directors during 1996. No cash payment is required by the individuals. The restrictions will be lifted in thirds over three years beginning on the third anniversary of the grant date if certain stock price based performance goals are met. If, howev-er, the performance goals are not met, the restricted shares will be forfeit-ed. All shares still subject to restrictions are generally forfeited and re-turned to the plan if the employee's or director's relationship is terminated. Approximately 700 thousand restricted shares related to this award were out-standing as of December 31, 1999.

 Under the BNSF 1999 and 1996 Stock Incentive Plans certain eligible employees may defer through the BNSF Incentive Bonus Stock Program (IBSP) the cash pay-ment of their bonus paid under the Incentive Compensation Plan (ICP) and re-ceive restricted stock for which restrictions lapse in three years (or in two years if certain performance goals are met). The number of restricted shares awarded are based on the amount of bonus deferred, plus incremental shares, using the market price of BNSF common stock on the date of grant. Restricted awards granted under this program totaled approximately 400 thousand, 380 thousand and 360 thousand shares in 1999, 1998 and 1997, respectively. A total of approximately 1.0 million shares were outstanding under this and prior pro-grams of this type on December 31, 1999.

 In addition, all regularly-assigned salaried employees not eligible to par-ticipate in the IBSP are eligible to participate in the BNSF Discounted Stock Purchase Program. This program allows employees to use their bonus earned un-der the ICP to purchase BNSF common stock at a discount from the market price and requires that the stock be restricted for a three year period. During the years ended December 31, 1999, 1998 and 1997, approximately 65 thousand, 55 thousand and 85 thousand shares, respectively, were purchased under this pro-gram.

 Additionally, the Company periodically issues time vesting restricted shares, which generally vest ratably over five years. Restricted stock awards under these plans, net of forfeitures, were approximately 330 thousand, and 90 thou-sand for the years ended December 1999 and 1997, respectively. A total of 365 thousand restricted shares related to these awards were outstanding on Decem-ber 31, 1999.

 Shares awarded under the plans may not be sold or used as collateral, and are generally not transferable, by the holder until the shares awarded become free of restrictions. Compensation expense is recorded under the BNSF Stock Incen-tive Plans in accordance with APB Opinion 25 and was not material in 1999, 1998 or 1997.

14Common Stock and Preferred Capital Stock

Common Stock

 BNSF is authorized to issue 600 million shares of common stock, $.01 par value. At December 31, 1999, there were 454.6 million shares of common stock outstanding. Each holder of common stock is entitled to one vote per share in the election of directors and on all matters submitted to a vote of stock-holders. Subject to the rights and preferences of any future issuances of preferred stock, each share of common stock is entitled to receive dividends as may be declared by the Board of Directors out of funds legally available and to share ratably in all assets available for distribution to stockholders upon dissolution or liquidation. No holder of common stock has any preemptive right to subscribe for any securities of BNSF.

Shareholder Rights Plan

 In December 1999, BNSF's Board of Directors approved a shareholder rights plan (Rights Plan). In connection with the Rights Plan, the Board of Directors de-clared a dividend of one Preferred Stock Purchase Right (Right or Rights) for each outstanding share of BNSF common stock to shareholders of record on De-cember 31, 1999. Shareholders are automatically entitled to the Rights corre-sponding to their shares owned. The distribution is not taxable to sharehold-ers under current United States tax laws. Adoption of the Rights Plan was re-quired by the terms of the Combination Agreement, as amended, discussed in
Note 1.

 Subject to certain exceptions, each Right will be exercisable only if a per-son or group acquires 15 percent or more of BNSF common stock or announces a tender or exchange offer which would result in ownership of 15 percent or more of BNSF common stock. Each Right, which is not presently exercisable, will en-title its holder to buy one one-hundredth of a share of Series B Junior Par-ticipating Preferred Stock at an exercise price of $100, subject to adjust-ment. Following the acquisition of 15 percent or more of BNSF common stock by a person or group, each holder of a Right (other than the acquiring person or group) will be entitled to purchase, upon exercise at the stated exercise price of the Right, common stock having a value equal to two times the exer-cise price of the Right. In the event of a subsequent combination or merger or other acquisition of the Company, each holder of a Right, upon exercise at the stated exercise price of the Right, will be entitled to buy shares of common stock of the acquiring or surviving entity having a value equal to two times the exercise price of the Right. A Right is redeemable for $0.01 per Right, subject to adjustment, before the control by a person or group of 15 percent or more of BNSF common stock. Each Right will expire on December 18, 2009 or earlier upon BNSF becoming a subsidiary of North American Railways pursuant to the Combination Agreement, as amended, or upon redemption of the Rights by BNSF.

Burlington Northern Santa Fe Corporation

Preferred Capital Stock
At December 31, 1999, BNSF had 50 million shares of Class A Preferred Stock, $.01 par value and 25 million shares of Preferred Stock, $.01 par value avail-able for issuance. The Board of Directors has the authority to issue such stock in one or more series, to fix the number of shares and to fix the designations and the powers, rights, and qualifications and restrictions of each series. Common Stock Repurchase Program
In July 1997, the Board of Directors of BNSF authorized the repurchase of up to 30 million shares of the Company's common stock from time to time in the open market. In December 1999, the Board of Directors extended the repurchase program by approving an additional 30 million shares. Repurchased shares will be available to satisfy future requirements of various stock-based employee compensation programs. During 1999 and 1998, the Company repurchased approxi-mately 22 million and 5 million shares, respectively, of its common stock at an average price of $31.08 per share and $30.75 per share, respectively. There were no repurchases under this program in 1997. Total repurchases through Feb-ruary 4, 2000, were approximately 33 million shares at a total average cost of $29.86 per share leaving 27 million shares available for repurchase under the authorization.
 During the second and third quarters of 1998, BNSF sold equity put options for 3 million shares of the Company's common stock to an independent third party and received cash proceeds of $2.2 million. The option contracts had exercise prices ranging from $29.00 to $30.00 per share with expiration dates ranging from November 1998 to February 1999. The option contracts permitted a net-share or net-cash settlement method at BNSF's election. These options expired unexer-cised. In April 1999, BNSF sold equity put options for 100 thousand shares of BNSF common stock to an independent third party and received cash proceeds of $135 thousand. The third party exercised the options on October 12, 1999, which resulted in the Company purchasing 100 thousand shares of its common stock at $29 per share.
 An equity put option is a financial instrument whereby BNSF receives an upfront cash premium for granting another party the option to sell a defined number of BNSF shares to the Company at a fixed price on a specified future date. The Company considers the sale of equity put options as a method to ac-quire its common stock at a share price consistent with its share repurchase strategy and potentially reduce the all-in cost of the program. The Company's risk is that it may be required to purchase shares at a specified price that is higher than the common stock price at the exercise date of the equity put op-tion. The Company has the ability to settle its equity put option transactions on a net share or net cash basis and accounts for the effects of these transac-tions within stockholders' equity. The number of shares subject to outstanding put options sold by the Company cannot exceed the amount of remaining shares the Board of Directors has authorized for repurchase. As of February 4, 2000 there were no equity put options outstanding.
15Quarterly Financial Data-- Unaudited
(Dollars in millions, except per share data)

                              Fourth  Third Second  First
---------------------------------------------------------
1999
Revenues                      $2,370 $2,346 $2,194 $2,190
---------------------------------------------------------
Operating income                 603    631    491    480
---------------------------------------------------------
Net income                    $  315 $  348 $  238 $  236
---------------------------------------------------------
Basic earnings per share      $  .69 $  .76 $  .51 $  .50
Diluted earnings per share    $  .69 $  .75 $  .50 $  .50
Dividends declared per share  $  .12 $  .12 $  .12 $  .12
Common stock price:
 High                         $32.75 $33.38 $37.94 $36.44
 Low                           22.88  25.63  29.75  31.56
---------------------------------------------------------

1998
Revenues                      $2,294 $2,294 $2,205 $2,148
---------------------------------------------------------
Operating income                 568    614    529    447
---------------------------------------------------------
Net income                    $  296 $  317 $  277 $  265
---------------------------------------------------------
Basic earnings per share      $  .63 $  .67 $  .59 $  .56
Diluted earnings per share    $  .63 $  .66 $  .58 $  .56
Dividends declared per share  $  .12 $  .12 $  .10 $  .10
Common stock price:
 High                         $34.81 $35.58 $35.71 $35.65
 Low                           28.63  26.87  31.25  28.08
---------------------------------------------------------

                                        Burlington Northern Santa Fe Corporation